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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                   FORM 10-SB

                            ------------------------

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                             SECURITIES ACT OF 1934

                                     OZ.COM
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                       CALIFORNIA                                                95-4560875
            (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER IDENTIFICATION NO.)
             INCORPORATION OR ORGANIZATION)

           SNORRABROUT 54, REYKJAVIK, ICELAND                                      IS-105
        (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                                 (ZIP CODE)

                   011 (354) 535-0000
              (ISSUER'S TELEPHONE NUMBER)

          Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                (TITLE OF CLASS)

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                       NOTE ON FORWARD-LOOKING STATEMENTS

     This Registration Statement on Form 10-SB ("Registration Statement") contains various forward-looking statements with respect to our financial condition, results of operations and business. The words "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "potential," "continue," "estimate," "predict," and "plan" and similar expressions or the negative of such expressions, identify forward-looking statements. These forward-looking statements are subject to numerous assumptions, risks and uncertainties and a number of factors could cause actual results to differ materially from those projected or implied in such forward-looking statements. These factors include, but are not limited to, the risk factors disclosed in this Registration Statement.

     Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate. Due to such uncertainties and risks, you should not place undue reliance on such forward-looking statements which speak only as of the date of this Registration Statement. We do not undertake to publicly update, review or revise any forward-looking statements to reflect any change in our expectations with regard thereto or to reflect events or circumstances occurring after the date hereof.

     We use market data and industry forecasts and projections throughout this Registration Statement that were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research it or others have performed are reliable, but we have not independently verified this information. We do not represent that any such information is accurate.

                                EXPLANATORY NOTE


     Our Board of Directors and shareholders have recently approved amendments to our Amended and Restated Articles of Incorporation ("Articles") which would, among other things, increase the authorized number of shares of our Common Stock from 75,000,000 to 275,000,000 and effect a 2-for-1 stock split of our outstanding shares of Common Stock. The amendments effecting the stock split became effective on May 26, 2000. The share and per share information set forth in this Registration Statement reflects this 2-for-1 stock split.


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                                     PART I

ITEM 1.  BUSINESS

RISK FACTORS

     See also "Note on Forward-Looking Statements" regarding the uncertainties and risks inherent in our forward-looking statements presented under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere herein.

RISK FACTORS RELATING TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY; HISTORY OF NET LOSSES AND NO ASSURANCE OF FUTURE PROFITABILITY

     We were incorporated in California in 1995. Although communications and the Internet were central to our operations since our incorporation, we did not begin developing our core products until 1996. In February 2000, we announced the commercial availability of mPresence(TM). The first commercial sale of iPulse(TM) was made by Ericsson Telecom AB and/or its affiliates ("Ericsson") in November 1999. Accordingly, we have only a limited operating history upon which you can base an evaluation of our business. We have incurred significant net losses since inception, including losses of $4,852,943, $1,811,387, $2,242,815 and $1,294,260, for the fiscal years 1997, 1998 and 1999, and the three months ended March 31, 2000, respectively and have received no revenue from our core products to date. We intend to increase expenditures in order to fund the continued expansion of our operations in North America and Europe and to initiate operations in Asia through an increased sales and marketing force and a higher number of technically skilled professional staff. To the extent such expenditures are incurred and revenues do not correspondingly increase, our operating results would be materially and adversely affected. In addition, future operating results will depend on many other factors, including the growth of the market for wireless Internet-based services, competition, and our success in expanding our direct sales and marketing organizations and in attracting and retaining additional skilled professional staff, as well as general economic conditions and other factors. Accordingly, we cannot be sure that we will be profitable in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Overview."

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL NEEDED CAPITAL.

     We have experienced negative cash flow from operations since our inception and we expect to continue to experience significant negative cash flow from operations for the foreseeable future. We believe that our existing capital resources will be sufficient to meet our presently anticipated cash requirements for the next two years. In addition, we expect that it will be necessary to obtain additional capital to meet adequately management's growth objectives and to implement fully our business plan. We may seek additional debt or equity financing through public or private placements of our securities or through banks, financial institutions or companies. We cannot be sure that any such financing will be obtained or, if obtained, will be adequate to meet our needs. If we are not able to obtain additional financing on satisfactory terms when needed, our business, operating results and financial condition may be materially and adversely affected.

WE HAVE A CONCENTRATION OF REVENUES FROM A SINGLE CUSTOMER AND MAY BE DEPENDENT ON A LIMITED NUMBER OF CUSTOMERS

     We derive a significant portion of our revenues from a single customer. During 1999, Ericsson accounted for approximately 88% of our total revenues. In addition, we believe that a major part of our revenues in the foreseeable future will be derived from a limited number of customers. The termination of business relations with Ericsson or any future agreement with a significant customer could have a material adverse effect on our business, operating results and financial condition. Furthermore, a decision by any large customer not to proceed with a project to the stage we anticipate could have a material adverse effect on our business, operating results and financial condition.

WE RELY ON A STRATEGIC RELATIONSHIP

     We have established a strategic relationship with a business partner, Ericsson, that we believe is important to the development of our business and may establish more strategic business relationships with

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other business partners in the future. We signed a General Co-Operation and
Development Agreement with Ericsson in February 1999. Between June and October 1999 Ericsson acquired 10,052,431 shares of our Series A Preferred stock, which upon conversion would equal approximately a 20% ownership interest (assuming conversion by all holders of Series A Preferred stock). At the same time, we entered into an agreement with Ericsson to jointly develop the iPulse(TM) product based on our server technology. The iPulse(TM) application is a part of Ericsson's product offering to telecommunications operators. The iPulse(TM) product and the iPulse(TM) trademark are wholly owned by Ericsson. We receive a net amount of 11.81% royalties of gross worldwide iPulse(TM) sales as a result of the Specific Co-Operation and Development Agreement entered into with Ericsson in February 1999 and, pursuant to a value-added reseller agreement entered into with Ericsson on February 25, 2000, we may offer iPulse(TM) to our customers as an integral part of the mPresence(TM) solution and other value-added services in exchange for royalties payable to Ericsson. Pursuant to the General Co-Operation and Development Agreement we can also directly offer an OZ.COM branded version of iPulse(TM) if we so choose. The General Co-Operation and Development Agreement and the Specific Co-Operation and Development Agreement terminate on December 31, 2001, but will be automatically renewed on a yearly basis unless terminated by written notice of either party. The value added reseller agreement terminates in February 2002 but will be automatically renewed on a yearly basis unless terminated by written notice of either party.

     We believe that our strategic relationship with Ericsson represents an advantage to our business and has been a significant factor in our success to date. The failure to maintain our existing strategic relationship or the inability to develop new relationships, particularly in the new markets we are seeking to enter, could have a material adverse effect on our business, operating results and financial condition.

     Although regarded by us as an advantage, the current ties with Ericsson may, at the same time, deter certain potential customers or categories of customers, in particular current and future competitors of Ericsson, from entering into or extending business relations with us. Under the terms of the General Co-operation and Development Agreement, as long as Ericsson owns shares representing 5% or more of our capital stock we must inform Ericsson of any proposal to license or sell any of the technology covered in the agreement or to enter into any transaction with any principal competitor of Ericsson. Ericsson may opt to enter into the proposed transaction on the same terms and conditions.


WE MAY HAVE TO REPURCHASE SHARES



     We may be obligated to purchase the shares of any stock owned by Ericsson pursuant to a shareholder rights agreement between us, Ericsson, Skuli Mogensen, Guojon Mar Guojonsson and OZ Holdings LLC that we entered into in connection with Ericsson's purchase of shares of Series A Preferred stock in 1999. Under this agreement, Ericsson has the right until an initial public offering of our securities and following certain trigger events for a period of 120 days after such trigger event to require us, to the extent permitted by law, to purchase any or all shares of Series A Preferred stock or Common Stock owned by Ericsson at the original purchase price paid by Ericsson for those shares. The trigger events are the discovery by Ericsson of any breach or nonfulfillment by us of any covenant in the agreement pursuant to which Ericsson acquired shares of Series A Preferred stock or the breach or nonfulfillment by us or another party to the shareholder rights agreement (other than Ericsson) of any covenant or agreement in the shareholder rights agreement; provided, however, that the breach or nonfulfillment must continue for 30 days after written notice and result in a material adverse effect on our assets, condition, affairs, or prospects, financially or otherwise. A repurchase by us of the shares owned by Ericsson could have a material, adverse effect on our business, operating results, and financial condition.


OUR REVENUES AND OPERATING RESULTS ARE EXPECTED TO VARY FROM QUARTER TO QUARTER

     Our revenues and operating results are expected to vary, sometimes substantially, from quarter to quarter. These fluctuations may result in volatility in the price at which shares of our stock may trade. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including:

     - the timing of large transactions;

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     - our estimated initial sales cycle of three to six months;

     - the proportion of revenues attributable to revenue-sharing or fixed per end-user fees versus revenues from software sales;

     - changes in the level of operating expenses;

     - the utilization rate of our professional services employees;

     - demand for our products and services;

     - the introduction of new products and product enhancements by us or our competitors;

     - changes in customer budgets;

     - competitive conditions in the industry; and

     - general economic conditions.

     Further, the purchase of our products and services often involves a significant commitment of capital by our customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, we expect that the sales cycles for our products and services will be lengthy, with an estimated initial sales cycle of three to six months, and subject to a number of significant risks over which we have little or no control, including customers' budgetary constraints and internal authorization reviews.

     In addition, our quarterly operating results are also subject to certain seasonal fluctuations. Like many information technology companies with large average customer arrangements, our revenues and operating results are typically lower in the first fiscal quarter than the remainder of the year. In addition, our third fiscal quarter includes the months of July and August, when billable service activity by professional staff, as well as engagement decisions by customers, are reduced due to summer vacation schedules.

WE MAY NOT BE ABLE TO MANAGE GROWTH

     We are currently experiencing a period of rapid growth that is expected to continue to place a strain on our administrative, financial and operational resources. We intend to continue to expand on a selected basis in North America and Europe, to initiate operations in Asia and to continue to increase the number of our professional staff significantly in the fiscal years 2000 to 2002. Such expansion, if achieved, would place a further strain on our resources and increase operating costs. Our ability to manage our growth effectively will require us to continue to improve our operations, financial and management controls, reporting systems and procedures, and to train, motivate and manage our employees and consultants and, as required, to install new management information and control systems. We cannot be certain that we will be able to implement improvements to our management information and control systems in an efficient and timely manner or that, if implemented, these improvements will be adequate or sufficient to support our operations. Any inability to manage successfully future expansion could have a material adverse effect on our business, operating results or financial condition. We cannot be certain that our contemplated growth rate will be achieved, or if achieved, be maintained or that we will be successful in managing our growth.

OUR FUTURE GROWTH DEPENDS, IN PART, ON ACQUISITIONS

     We believe that our future growth depends, in part, on continuing to identify and acquire complementary information technology service businesses. We cannot be certain that we will be successful in identifying, acquiring and profitably managing complementary information technology service businesses without substantial delays, expenses or other operational or financial problems. Expansion will require the commitment of significant capital, managerial and other resources. Acquisitions may also expose us to particular risks, including diversion of management's attention, failure to retain key acquired personnel, assumption of legal liabilities, and amortization of goodwill and other acquired intangible assets, some or all of which could have a material adverse effect on our business, operating results and financial condition. Moreover, customer dissatisfaction with, or problems caused by, the performance of any such acquired business could have a

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material adverse impact on our reputation as a whole. In addition, we cannot be certain that the acquired businesses, if any, will achieve anticipated revenues and earnings. Depending on the value and nature of the consideration to be paid by us for future acquisitions, such acquisitions may have a dilutive effect on our earnings per share or an adverse effect on our financial condition. Failure to implement our acquisition strategy successfully could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES AND MAY INCUR INCREASED COSTS AND OPERATING INEFFICIENCIES

     Given our acquisition strategy, management may be challenged to manage the integration of acquired employees to eliminate redundancy and achieve operating efficiencies. Workforce reductions must be made in compliance with all applicable laws and resulting severance and retraining costs can be significant. Frequently, the acquired company's management information systems, accounting systems and operational systems are different from those of the acquiring company, and the efficient integration of such systems may impose severe strains on our own accounting, operational and control systems. Also, the acquisition of a new company often requires that operations be consolidated, excess office space subleased or existing leases renegotiated. We cannot be certain that the failure to integrate effectively the operations of an acquired business in the future will not adversely affect our business, operating results or financial condition.

POSSIBLE FUTURE ACQUISITIONS COULD CREATE CHARGES TO EARNINGS THAT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Any future acquisitions could result in amortization expense related to goodwill and other intangible assets. If this should occur, our results of operations would be adversely affected.

WE ARE EXPOSED TO THE RISKS ASSOCIATED WITH MULTINATIONAL OPERATIONS

     We intend to expand our business in North America and Europe and to initiate operations in Asia. The expansion of our business to different geographical areas is subject to risks inherent in traditional multinational business activities, including, in particular, foreign currency exchange rate fluctuations, overlap of different tax structures, management of an organization spread over various countries, different regulatory regimens and unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, including employment law and practices, and longer accounts receivables payment cycles in certain countries. Any of the foregoing as well as other risks inherent in traditional multinational business activities could have a material adverse effect on our business, operating results and financial condition.

OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO ATTRACT AND RETAIN TECHNICALLY SKILLED PROFESSIONAL STAFF WHO ARE IN GREAT DEMAND

     Our business involves the development of highly technical products and services and relies on the ability to respond to rapid technological changes. Accordingly, our success and future growth depend in part upon our ability to attract, develop, motivate, integrate and retain highly skilled professional staff, such as engineers, technical support persons, and sales and human resources staff. We intend to expand significantly our sales and marketing force and the number of our technically skilled professional staff to support our expansion. Although we believe that these expenditures will benefit our business in the long term, we expect that such expenditures could materially and adversely affect our operating results in the short term.

     Technically qualified professional staff are in great demand in Europe and North America and are likely to remain a limited resource for the foreseeable future. Competition for qualified personnel in the wireless software industry is particularly fierce and competitors may in the future seek to recruit our employees. We cannot be certain that we will be able to attract and retain sufficient numbers of highly skilled professional staff in the future. The inability to expand our organization and increase the size of our professional staff at reasonable costs on a timely basis or the loss of highly skilled professional staff could have a material adverse effect on our business, operating results and financial condition.

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OUR SUCCESS DEPENDS ON OUR KEY EXECUTIVES

     Our success is highly dependent upon the efforts and abilities of our executive officers, in particular: Messrs. Skuli Mogensen, co-founder and Chief Executive Officer; Guojon Mar Guojonsson, co-founder and Chief Visionary; Skuli Valberg Olafsson, Chief Operating Officer; and Robert Quinn, Chief Financial Officer. Although these executives have entered into employment agreements, these contracts may not be enforceable in their entirety, and in any event do not guarantee that these individuals will continue their employment with us. We do not maintain "key man" insurance with respect to any of our executive officers. The loss of the services of any of these key executives, for any reason, could have a material adverse effect upon our business, operating results and financial condition.

WE MAY BE ADVERSELY AFFECTED BY POTENTIAL SOFTWARE DEFECTS OR ERRORS

     Our software is complex and must meet the stringent technical requirements of our customers. We must develop our products quickly to keep pace with the rapidly changing industry in which we operate. Software products that are as complex as those that we produce generally contain undetected errors or defects, particularly when first introduced or when new versions are released. In addition, our software may not properly operate when integrated with the systems of our customers, or when used to deliver services to a large number of a customer's subscribers.

     While we continually test our products for errors and work with our customers through our customer support services to identify and correct bugs, errors in our products may be found in the future. Testing for errors is complicated in part because it is difficult to simulate or anticipate the computing environments in which our customers use our products. Our software may not be free from errors or defects even after it has been tested, which could result in the rejection of our products and damage to our reputation, as well as lost revenue, diverted development resources, and increased support costs.

WE MAY INCUR RISK OF PRODUCT LIABILITY CLAIMS

     We may be subject to claims for damages related to any errors in our software products. A major product liability claim could have a material adverse effect on our business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to our reputation. In the past, we have negotiated provisions in our license agreements with our customers that were designed to limit exposure to certain potential product liability claims. However, there is no assurance that similar provisions will be included in any future agreements. Furthermore, limitation of liability provisions contained in our license agreements may not be effective under the laws of some jurisdictions if local laws treat them as unenforceable. As a result, we could be required to pay substantial amounts of damages in settlement or otherwise upon resolution of any of these types of claims.

ENCRYPTION TECHNOLOGY RESTRICTIONS

     The United States government generally limits the export of encryption technology that originates from the United States, and a variety of cryptographic products generally require export approvals from certain United States government agencies. Currently, our products and solutions do not incorporate encryption technology that is subject to United States export restrictions nor do we require export approvals from United States agencies. We may in the future, however, incorporate technology requiring export approval into our products and solutions. If any export approval that is required is refused, if our software is unlawfully exported or if the United States adopts new legislation or regulations restricting exports of software and encryption technology, we may not be able to distribute our solutions to potential customers, which will cause a decline in our sales. We may need to incur significant costs and divert resources to develop replacement technologies or may need to adopt inferior substitute technologies to satisfy these export restrictions. These replacement or substitute technologies may not be the preferred security technologies of customers. This could lead to a lack of growth for our business. In addition, we may suffer similar consequences if the laws of any other country limit the ability of third parties to sell encryption technologies to us.

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WE MAY NOT BE ABLE TO OBTAIN THIRD-PARTY SOFTWARE, TECHNOLOGY AND CONTENT

     We license or otherwise obtain access to the intellectual property of third parties. We have also entered into two license agreements with third-party content providers and intend to enter into more such agreements. In addition, we use and will use in the future, certain third-party software that may not be available to us in the future on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain, any required intellectual property could require us to use substitute technology, which could be more expensive or of lower quality or performance, or force us to cease offering our products. Moreover, we expect that some of our license agreements in the future may be non-exclusive and, therefore, competitors may have access to the same technology.

OUR SUCCESS DEPENDS ON INTELLECTUAL PROPERTY RIGHTS

     Our success depends upon the use of certain patents, trademarks and other proprietary intellectual property rights. Although we have applied for trademark registration of certain of our marks and for patents on certain of our technologies, no trademark registrations or patents have yet been issued. Further, we cannot be certain that any such trademark registrations or patents will be issued or if issued will not be challenged or invalidated. We rely upon a combination of nondisclosure and other contractual arrangements together with trade secret, copyright and trademark laws to protect our proprietary rights and the propriety rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit distribution of proprietary information. We cannot be certain that the steps taken by us in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights or that our competitors will not independently develop superior technologies. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States or the Scandinavian countries.

     Although we believe that our services do not infringe on the intellectual property rights of others and that we will have all rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claim could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of asserted infringement.

WE OPERATE IN A HIGHLY COMPETITIVE MARKET AND MAY NOT COMPETE SUCCESSFULLY

     The wireless Internet software and application service market includes a large number of participants, is subject to rapid changes and is highly competitive. Although no competitor offers exactly the same type of wireless Internet solution as we do, our competitors currently offer or have the potential to offer either a total end-user solution to operators and service providers or to compete with various components of our mPresence(TM) solution. Our major competitors are, among others, Phone.com and America Online ("AOL"). Many of our competitors have substantially greater financial, technical and marketing resources than we have. Several of these competitors also have greater name recognition and more established relationships with the same companies that we are targeting. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customers' requirements or devote greater resources than we can to the development, promotion and sale of new service offerings. We cannot be certain that we will be able to compete successfully with these competitors or that competition may not have a material adverse effect on our business, operating results and financial condition.

     We also expect to face additional competition as other established and emerging companies enter the wireless Internet software and application service markets and new service offerings and technologies are introduced. Our current and potential competitors include:

     - infrastructure service providers, such as Phone.com and i3mobile;

     - telecommunications operators, such as Sonera Zed and Vodafone;

     - wireless service providers, such as InfoSpace.com, Wireless Knowledge and @mobile;

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     - wireless equipment manufacturers, such as Nokia;

     - instant messaging providers, such as AOL and Microsoft MSN;

     - Internet portals, such as Yahoo! and Excite@Home;

     - systems integrators, such as CMGI; and

     - software providers, such as Oracle Corporation.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their service offerings to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in lower utilization rates, billing rate reductions, fewer customer engagements, reduced gross margins and loss of market share, any one of which could materially and adversely affect our business, operating results and financial condition. We cannot be certain that we will be able to compete successfully with existing or new competitors and competition could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT RESPOND TO RAPID TECHNOLOGICAL CHANGE

     The wireless Internet software and application service market is rapidly evolving and is characterized by an increasing number of market entrants that have introduced or developed, or are in the process of introducing or developing, products and services that facilitate the delivery of Internet-based services through wireless devices. As a result, the life cycle of our products is difficult to estimate. We may not be able to develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis, which could have a material adverse effect on our business operating results and financial condition.

OUR SUCCESS DEPENDS ON CONTINUED GROWTH OF INTERNET USE

     Our future success depends to a large extent on the continued growth in the use of the Internet. We believe that a significant portion of our future revenues will derive from sales of the mPresence(TM) solution, the iPulse(TM) platform and related services to Internet communities. Our business may be adversely affected if the number of Internet users does not increase or if business over the Internet, particularly Internet-based business transactions and applications involving business conducted through a mobile communications device ("m-business") including Internet-based commerce conducted through a mobile communications device ("m-commerce"), does not become more accepted and widespread. In particular, we will be adversely affected if the number of Internet communities or the number of members of existing Internet communities does not increase. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online sources. The use and acceptance of the Internet, and Internet communities in particular, may not increase for a number of reasons, including the cost and availability of Internet access.

OUR SUCCESS DEPENDS ON THE SUCCESS OF WIRELESS NETWORK OPERATORS AND INTERNET BUSINESSES

     We believe that a major part of our future revenues will derive from sales of the mPresence(TM) solution, the iPulse(TM) service platform and related services to existing and new wireless network operators and Internet businesses. Therefore, our future success depends on the acceptance by wireless network operators and Internet businesses of these new products and services which we may not be able to achieve. This dependence is compounded by the relatively small number of wireless network operators and Internet businesses worldwide. To date, we currently have only one wireless network operator customer that has agreed to implement the mPresence(TM) solution. We cannot be certain that wireless network operators or Internet businesses will widely use our products. In addition, wireless network operators have historically been relatively slow in implementing new complex services such as Internet-based services, and Internet businesses

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may be slow in implementing the use of wireless services as a means of expanding
Internet-based services. We have limited or no control over the pace at which wireless network operators or Internet businesses implement these new services. The failure of wireless network operators and Internet businesses to introduce and support services utilizing our products on a timely and effective manner could have a material adverse effect on our business, operating results and financial condition.

     In addition, once implemented by wireless network operators and Internet businesses, the success of our products will depend in significant part on our continuing ability to develop and introduce new and improved versions of existing products and service offerings. There can be no assurance that we will be successful in developing, introducing on a timely basis and marketing such products and service offerings. In addition, there can be no assurance that wireless network operators and Internet businesses will not cease to buy our products and to subscribe to our services, on account of technologies or service offerings developed by others or the wireless network operators or Internet businesses themselves that render our products and services uncompetitive or obsolete. The failure of wireless network operators or Internet businesses to continue to purchase our products and subscribe to our services could have a material adverse effect on our business, operating results and financial condition.

     Our pricing model for mPresence(TM) will in many cases be based on a revenue sharing model in which we take a certain percentage of revenues resulting from each end-user who uses the services or is exposed to advertisements. Our future revenues are therefore largely dependent on the number of subscribers to the wireless network operators or the number of Internet businesses members that utilize our products and services. In addition, no estimates can be made as to the rate of adoption by the subscribers of the particular services offered through our products. It is therefore difficult to predict the size of our future revenues, and such future revenues will be largely dependent on the number of subscribers to the wireless network operators or Internet businesses members, in general, and the subscription to the services offered through our products, in particular. In addition, the price that subscribers will be willing to pay for these services is difficult to estimate. As a result, it is difficult to estimate the pricing of these services and consequently the future size of our revenues.

OUR SUCCESS DEPENDS ON MARKET ACCEPTANCE OF WIRELESS TELEPHONES FOR WIRELESS DELIVERY OF INTERNET-BASED SERVICES

     We have focused our efforts on wireless Internet-related communication. Our technological solutions, in particular mPresence(TM), are not necessarily dependent on wireless devices for the conveyance of the communication. However, we believe that the success of mPresence(TM) is interlinked with the acceptance by the market of wireless devices as a viable means for Internet-based services giving more wireless network operators and Internet businesses incentive to adopt technological solutions supporting such services. We cannot be sure of such market acceptance. In any event, acceptance may be delayed for a number of reasons. These reasons could include:

     - inadequate supply of the required hardware and software;

     - limitations to the performance and functionality of wireless devices;

     - conflicting technical standards and lack of interoperability;

     - lack of adequate Internet-based applications and content for such Internet-based services;

     - costs; and

     - inadequate security arrangements.

The lack of or delay in market acceptance for wireless devices as means for wireless delivery of Internet-based services could have a material adverse effect on our business, operating results and financial condition.

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RISKS RELATING TO OUR SECURITIES

THERE IS NO PUBLIC MARKET FOR OUR COMMON STOCK IN THE UNITED STATES

     Currently, there is no public trading market for our Common Stock in the United States, and we cannot be certain that an active trading market will ever develop or be sustained. Even if a market should develop there can be no assurance that all market making activity may not cease at any time. If a market for our Common Stock does develop, the market price of the Common Stock may be highly volatile. Any securities broker-dealer that makes a market in our securities may have significant influence over the market, and if any market develops, the price and liquidity of the Common Stock may be affected by the degree of participation of any person in the market. Therefore, purchasers of our Common Stock may be unable to liquidate their investment readily or at all.

THE STOCK PRICE FOR OUR SHARES MAY BE VOLATILE

     Should a market for our Common Stock develop, it will be affected by a number of factors, including:

     - the announcement of new products or service offerings by us or our competitors;

     - quarterly variations in our results of operations or the results of operations of our competitors or companies in related industries;

     - changes in earnings or revenue estimates or recommendations by securities analysts;

     - developments in our industry;

     - general market conditions;

     - future sales of substantial amounts of shares by our shareholders; and

     - other factors, including factors unrelated to our operating performance or the performance of our competitors.

In addition, stock prices for many companies in the technology field have experienced, and continue to experience, wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions in markets where we conduct business, such as recessions, may materially and adversely affect the market price of our securities.

OUR OUTSTANDING OBLIGATIONS TO ISSUE ADDITIONAL SHARES OF COMMON STOCK MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN ADDITIONAL EQUITY CAPITAL

     We are obligated to issue 31,148,528 shares of Common Stock upon the conversion of the shares of our Series A Preferred stock outstanding as of March 31, 2000. As of March 31, 2000, 3,114,250 shares of Common Stock were available for issuance pursuant to options which may be granted under our 1995 Stock Option Plan and 842,076 shares of Common Stock were available for issuance pursuant to grants under our 1998 Incentive Stock Option Plan. As of the same date, options to purchase a total of 5,944,266 shares of Common Stock were outstanding under the 1995 Stock Option Plan. Our Board of Directors, with shareholder approval, has reserved an additional 5,000,000 shares of Common Stock for issuance upon exercise of options which may be granted under our 1995 Stock Option Plan and 5,000,000 shares of Common Stock for issuance pursuant to our 2000 Employee Stock Purchase Plan. Warrants to purchase an aggregate of 428,000 shares of Common Stock are also outstanding. To the extent that options, warrants or other obligations for the issuance of Common Stock are granted or exercised, dilution to the interests of the existing holders of Common Stock may occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected because holders of outstanding options, warrants or other obligations can be expected to exercise them at a time when we in all likelihood will be able to obtain any needed capital on terms more favorable to us than those provided by such outstanding obligations.

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

WE MAY ISSUE ADDITIONAL STOCK AND THIS MAY HAVE A DILUTIVE EFFECT


     We are currently authorized to issue two classes of stock, which are designated "Common Stock" and "Preferred Stock." The authorized number of shares of Preferred Stock is presently 25,000,000 shares. 20,000,000 shares of the Preferred Stock are currently designated as "Series A Preferred." Our Board of Directors and shareholders have approved an amendment to our Articles to increase the authorized number of shares of Common Stock from 75,000,000 to 275,000,00 and to effect a 2-for-1 stock split of our Common Stock. The amendment was effective on May 26, 2000. The effect of the stock split has already been incorporated into the share and per share information in this Registration Statement. Accordingly, we may in the future authorize without further shareholder approval the issuance of additional shares of Common Stock or Preferred Stock. Any such future issuance of our capital stock could have a dilutive effect on the holders of our stock.


CURRENT DIRECTORS AND OFFICERS MAY EFFECTIVELY CONTROL THE COMPANY

     Our directors and officers as a group beneficially own approximately 77% of our Common Stock (prior to any conversion of the Series A Preferred stock). As a result, these shareholders, if acting together, would be able to control effectively matters requiring approval by our shareholders, including election of at least a majority of our Board of Directors and approval of significant corporate transactions, except for certain matters as to which the holders of the Series A Preferred stock vote as a separate class.

OVERVIEW OF BUSINESS

     We are a developer and vendor of software and services that enable the delivery of certain Internet-based services over wireless telecommunications networks. We were incorporated in California on December 14, 1995. As wireless network operators and Internet businesses vie for market leadership in the new mobile economy created by the convergence of the Internet and wireless telecommunications, we offer mPresence(TM) and iPulse(TM) to help them compete in a rapidly evolving landscape.

MPRESENCE

     mPresence(TM) is designed to quickly establish our customers' presence in the mobile economy. It is a service and application that allows wireless network operators and Internet businesses to claim a presence in the mobile Internet market with a minimum investment of capital, time and resources.

     mPresence(TM) is based on two essential functions:

     - Presence management. Centralizing dynamic status information about end-user customers on different communication networks and devices, especially the wireless and Internet Protocol ("IP") network and allowing these users to manage this dynamic information.

     - Services. Making intelligent use of this presence information to deliver value-added services to these users over the same networks.

     We intend to aggregate and integrate specific value-added services into mPresence(TM) that will allow our customers to generate additional revenues from their users. These services include solutions in the area of personal information management, lifestyle applications and communication. In addition, we offer our customers the option to host the mPresence(TM) service on a network that we will operate for them.

IPULSE

     The mPresence(TM) solution is built upon the iPulse(TM) platform, a carrier-class services platform that we developed jointly with Ericsson. iPulse(TM), which is a product and a trademark owned by Ericsson, provides a communications and intelligent routing environment that effectively bridges the worlds of telephony and the Internet, offering end-users a simple and secure way to establish communication sessions and access value-added services. These services can be accessed either over IP networks or other networks, such as the PSTN ("Public Switched Telephone Network") or wireless networks. iPulse(TM) instantly and easily connects

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

end-users to each other by computer, phone, pager, mobile phone or other communication device through a simple point-and-click contact menu.

     The iPulse(TM) platform consists of a back-end server system and client applications, which reside on each user's computers, phones and other communications devices. End-users may customize their communications by setting up individual profiles that indicate when, by whom and how they want to be reached. A special routing mechanism residing on the back-end server can then forward incoming messages or data transfers to a device selected by the user.

INDUSTRY BACKGROUND

GROWTH OF INTERNET BUSINESSES

     The increased use of the Internet, intranets and extranets has fostered the growth of a variety of Internet businesses, such as Internet service providers, Internet content providers, portals and search engines and Internet communities. In addition, a growing number of businesses, including retailers, auction houses and financial institutions are creating or exploring the possibilities of establishing a presence on the Internet as a means of attracting and retaining customers and generating new revenue streams.

GROWTH OF WIRELESS COMMUNICATIONS

     Worldwide use of wireless communications has grown rapidly as cellular and other emerging wireless communications services have become more widely available and affordable for businesses and consumers. Advances in technology, changes in telecommunications regulations and the allocation and licensing of additional radio spectrum have contributed to this growth. As a result, the competitive environment among wireless network operators in major markets worldwide has intensified.

CONVERGENCE OF THE INTERNET AND WIRELESS COMMUNICATIONS

     We believe that wireless Internet-access devices have become increasingly popular tools as a result of the accelerating use of e-mail services, remote access to corporate intranets and other Internet-based services. The convergence of wireless communications with the Internet and the launch of General Packet Radio Service ("GPRS") in markets that currently use the Global System for Mobile communications ("GSM") are expected by some industry analysts to be the main drivers behind an anticipated surge in the growth of wireless Internet access in 2001 and in subsequent years.

GROWTH OF WIRELESS DATA SERVICES AND APPLICATIONS

     We believe that the growth of the Internet, coupled with the proliferation of wireless Internet-access devices has in turn fueled the demand for wireless data services. We believe that this demand may grow with increasingly inexpensive wireless communications, increased bandwidth and increased security. Wireless data services not only include simple functions like e-mail and messaging, but also enable "anytime, anywhere" m-commerce transactions, gaming, information updates, online trading, and location-based services, such as electronic maps and directions and personalized service delivery.

MARKET OPPORTUNITY

     Wireless network operators now face potential competition from Internet portals and media companies such as AOL and Yahoo! that have announced strategies to bring their brands to all devices "anytime, anywhere." Wireless network operators risk seeing their brands subsumed under their content partner's or portal partner's superior consumer brand, which we believe might force the wireless network operator lower in the value chain. We believe that the emerging wireless data services market represents a new competitive arena for wireless network operators, for whom wireless data is a rapid and cost-effective way to provide their services to subscribers. We believe that wireless network operators are seeking to deliver Internet-based services to their mobile subscribers in order to generate revenues from new sources, differentiate their service offerings and reduce subscriber turnover and operating costs. We believe that to accomplish this, wireless

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

network operators require an innovative, high-quality software and services solution to deliver Internet-based services and content to their mobile subscribers.

     Internet businesses are also tailoring their strategies to enter the wireless data market, which is viewed by some industry analysts as the next Internet frontier. We believe that Internet businesses are seeking to retain and increase customers, and generate brand awareness and loyalty by providing selected services to customers by means of wireless access in addition to traditional PC-based access. Also, we believe that the convergence of the Internet with wireless telecommunications provides Internet businesses with new opportunities to obtain additional revenues from m-commerce transactions and advertising. As a result, we believe that Internet businesses require a software and services solution that links them to the wireless telecommunications networks.

OUR PRODUCTS AND SERVICES

MPRESENCE 1.0

     mPresence(TM) is designed to give wireless network operators the opportunity to generate new revenue streams and increase customer loyalty by providing their customers with an innovative suite of services and by charging for the increased data and voice airtime that these applications encourage. The revenue streams that might become available include access revenues, increased SMS ("Short Message Service") usage with intelligent instant messaging, advertising, m-commerce revenues, value-added services, and fixed end-user fees for advanced functionality. Internet businesses can increase customer loyalty and brand awareness with fully branded Internet services that would extend their brand names into the mobile Internet. The first version of mPresence(TM) is intended to lay the foundation for full mPresence(TM) service, by providing a secure framework and core communication services. mPresence(TM) is built on top of the iPulse(TM) framework, which provides the scalability and security of the system, as well as uniform access to various devices on different networks. It also provides basic user management functions and a communication model for these users across different networks.

     The following services are available to end-users as part of mPresence(TM) 1.0:

     - Mobile/IP instant messaging. Using SMS in the GSM system, instant messages can both be received on a PC connected to the Internet or on a GSM handset. This has the potential to increase SMS traffic for the carrier, which we believe can increase carrier revenues.

     - Intelligent routing. Users can specify how and who is able to reach them, depending on devices and user activity. This works for text, voice and arbitrary data communications. Allowing users to personalize their preferences is likely to make them more loyal to the service provider and increase the use of services offered by the provider.

     - Routing of voice to wireless phones. Internet-based (Voice over IP) calls can be routed to a user's mobile phone if the carrier has enabled this service. We believe that increased call completion can lead to increased voice revenues for network operators.

     For wireless network operators and Internet businesses, the following mPresence(TM) features are of interest:

     - Integration with billing. All user-related events or actions are registered and can be exported to a service provider's billing system. This allows service providers to charge for use of their services.

     - Branding. All the mPresence(TM) services can be branded with the service provider's brand names.

     - Advertising. When a user connects to the mPresence(TM) service, a direct channel is created between the user and the service provider. Functions are provided to allow service providers to take advantage of this channel as a targeted advertising channel.

     - Other integration services. The mPresence(TM) solution is flexible, and we believe that it can readily be adapted to specific customer needs. This integration would be done on a case-by-case basis, and might involve the creation of specific communication/application plug-ins.

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

     The mPresence(TM) solution and iPulse(TM) platform are designed to facilitate the addition of new services with no inherent architectural limits to the types of services that can eventually be added. mPresence(TM) already supports and is currently being demonstrated on GPRS and Wideband Code Division Multiple Access ("WCDMA") networks. mPresence(TM) permits our customers to provide their end-users with a secure, unified access to a wide range of innovative Wireless Application Protocol ("WAP"), SMS and other wireless and fixed-line Internet services, which our customers can overlay onto their own services.

HOSTING SERVICES

     We offer mPresence(TM) to wireless network operators and Internet businesses as a software solution that they can operate themselves or as a hosted solution that we will operate for them. As a hosted solution, mPresence(TM) is provided as a fully branded solution running on top of our network. We believe that the key advantage of our hosting service is that the operator is relieved from investing time and resources in bringing these services to their end-users, thus reducing time to market. In some cases, integration with the operator's infrastructure, such as their billing system or switches, might be necessary.

     We believe that further advantages of the hosting offering are that we will continue to work at integrating new revenue generating services into the mPresence(TM) solution, and these services will thus become immediately available to the service providers.

     Our network infrastructure enables scalability and can be adapted to high subscriber growth. Servers will be hosted with third-party infrastructure providers. We have already acquired the services of established infrastructure companies in Scandinavia and North America and we intend to expand our network of infrastructure providers worldwide. The following services are offered as part of the hosting:

     - Full-scale hosting. We offer plug-and-play hosting of the mPresence(TM) service that enables wireless network operators and Internet businesses to readily deploy value-added services to their end-users without constructing their own infrastructure.

     - Initial hosting. Wireless network operators may use the mPresence(TM) hosting service on a temporary basis while they work on establishing their own infrastructure.

     - Administration and monitoring. Wireless network operators and Internet businesses may obtain real-time monitoring of a full range of network statistics and have access to all basic user administration functionality and billing information.

     We are developing additional services that we hope to add to the mPresence(TM) solution. See "-- Research and Product Development -- New Services and Products under Development."

IPULSE

     The mPresence(TM) suite of services is built upon the iPulse(TM) platform, a carrier-class services platform that we jointly developed with Ericsson. iPulse(TM) was developed on top of our proprietary technology, which we have licensed to Ericsson. The iPulse(TM) product and the iPulse trademark are wholly owned by Ericsson. iPulse(TM) is a communications and intelligent routing environment that effectively bridges the worlds of telephony and the Internet, providing end-users with a simple and secure way to establish communications sessions and access value-added services running either over IP networks or other networks, such as the PSTN. iPulse(TM) instantly and easily connects end-users to each other by computer, phone, pager, mobile phone or other communication device through a simple point-and-click contact menu. We receive 11.81% royalties of gross worldwide iPulse(TM) sales by Ericsson as a result of the Specific Co-Operation and Development Agreement ("SCDA") we entered into with Ericsson in February 1999. In addition, pursuant to a value added reseller agreement concluded with Ericsson in February 2000, we have the right to offer iPulse(TM) to our customers as an integral part of the mPresence(TM) solution and other value-added services.

     We believe that iPulse(TM) allows wireless network operators to leverage their existing communications networks while tapping into the power of the Internet and new forms of voice and data communications. Internet businesses can leverage their existing Internet expertise and infrastructure while extending their reach

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

to wireless devices and telecommunications networks. iPulse(TM) offers a secure connection to a host of communications services that provide greater convenience for end-users and increased revenues for wireless network operators and Internet businesses. The iPulse(TM) framework essentially acts as a broker that allocates communication services between two or more people, as well as brokering access to value-added services, whether communications-based or otherwise. End-users may customize their communications by setting up individual profiles that indicate when, by whom and how they want to be reached.

OUR STRATEGY

     Our objective is to be a leading developer and vendor of software and services that enable wireless network operators and Internet businesses to deliver the familiar benefits of the Internet to the wireless world. We intend to accomplish this by capitalizing on our experience, expertise and strategic relationships, our mPresence(TM) solution, the iPulse(TM) platform and its other resources. The key elements of our strategy include expansion of our platform, leveraging our strategic relationship with Ericsson, building additional strategic partnerships, strengthening our mPresence(TM) brand through enhanced sales and marketing efforts, and strategic acquisitions and global expansion.

EXPANSION OF PLATFORM

     mPresence(TM) is designed to be extensible in order to offer additional on-line services across a variety of protocols, applications, operating systems, networks and devices that have developed rapidly in recent years as a result of the convergence of wireless communications with the Internet. mPresence(TM) already supports SMS, WAP services and WCDMA. We expect to further expand our reach by supporting additional devices and broadening our functionality by introducing new services, such as increased m-commerce capability and location-based services. We believe that the convergence of the Internet and wireless telecommunications will ultimately result in the "disappearance of the Internet," by which we mean that the term "Internet" will no longer be used to categorize services that now are Internet-based. We expect that the Internet as a communications platform will ultimately be taken for granted, much as electricity is today. We believe that a rapidly increasing number of devices and consumer electronics equipment will have Internet or IP addresses and will be integrated seamlessly to each other over wireless and fixed networks. We intend to capitalize on this growing trend in order to be a frontrunner in the new integrated mobile economy.

LEVERAGING OF STRATEGIC RELATIONSHIP WITH ERICSSON

     In February 1999, we entered into a General Co-Operation and Development Agreement with Ericsson ("GCDA"). Pursuant to this agreement, the companies agreed to cooperate in the area of Internet-based technologies, applications and services, including, but not limited to, development, testing, integration, marketing, sales, distribution, support and maintenance of solutions based on the technologies and services of each company. The parties' cooperation pursuant to the GCDA is non-exclusive and each party's participation is based on its individual evaluation of the commercial viability and expected benefits of the relationship. The initial term of the agreement expires on December 31, 2001, but will be automatically renewed on a yearly basis unless terminated by written notice of either party.

     Pursuant to the SCDA entered into in February 1999, we and Ericsson formed a "virtual" company for the purpose of creating an organized structure in which to conduct our development activities. Both companies contribute personnel to the joint venture, both at the management and board level and in the day-to-day development work. However, we perform the development work on assignment from Ericsson and Ericsson's decisions prevail in cases of differences of opinion. Currently, approximately 40 of our employees are dedicated to the virtual company. Pursuant to the SCDA, Ericsson is responsible for 95% of the expenses relating to sales and marketing and general and administrative costs, as well as 66% of customer support expenses, whereas we are responsible for 5% of any expenses relating to sales and marketing and general and administrative costs and 34% of customer support expenses. In addition, we are responsible for 100% of any expenses relating to the development of the application platform. Under the agreement, Ericsson and we share 85% and 15% of revenues from sales, respectively. The net effect of this agreement is that we receive 11.81% royalties of gross worldwide iPulse sales by Ericsson. The SCDA is effective until December 31, 2001. The

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

agreement will then be automatically renewed for additional one year periods, unless terminated by either party.

     Pursuant to a value-added reseller agreement also concluded with Ericsson in February 2000, we have obtained a nonexclusive license to market, sublicense and distribute the iPulse(TM) software code to our customers, to use the code to develop further our products, and to provide services to our customers. We have agreed to pay royalties based on a pricing model to be established by the two companies. The agreement has a two-year term and will be automatically renewed for additional one year periods, unless either party gives notice of non-renewal.

     Pursuant to a stock purchase agreement entered into in February 1999, Ericsson acquired 10,052,431 shares of Series A Preferred stock. Under the terms of the GCDA, as long as Ericsson owns shares representing 5% or more of our capital stock we must inform Ericsson of any proposal to license or sell any of the technology covered in the agreement or to enter into any transaction with any principal competitor of Ericsson. Ericsson may opt to enter into the proposed transaction on the same terms and conditions.

     Joint marketing efforts for iPulse(TM) have been initiated and we intend to maintain these efforts in the future. We believe that our active participation in the distribution of iPulse(TM) will enable us to build up the base of end-users more rapidly. We intend to be recognized as the co-developers of iPulse(TM) and to ensure that our brand is strongly associated with Ericsson in the marketplace.

BUILDING ADDITIONAL STRATEGIC PARTNERSHIPS

     We are currently seeking to enter into strategic relationships with large participants in the Internet and wireless telecommunications markets, as well as with smaller, emerging participants and third-party developers. We intend to concentrate on the communications and commerce technology components of mPresence(TM) and to use strategic relationships or licensing arrangements to access the best of end-user solutions from leading Internet software developers.

STRENGTHENING THE MPRESENCE BRAND THROUGH ENHANCED SALES AND MARKETING EFFORTS

     We intend to target emerging wireless network operators and Internet businesses, and intend to increase our sales and marketing expenditures significantly to promote the mPresence(TM) brand. Our enhanced sales and marketing efforts will include advertising, public relations, tradeshows, participation in major conferences, and online marketing. We will also target enterprise customers indirectly through partnerships with application service providers and other service providers. See "Sales and Marketing." Our branding program focuses on ensuring integrity and recognition for our vision of mobilizing customers, partners and technology contemporaries to "walk on the wireless side," a slogan largely associated with our name and logo.

STRATEGIC ACQUISITIONS AND GLOBAL EXPANSION

     Through acquisitions, we aim to reduce time-to-market when either introducing new services or entering a new market. Our strategy is to leverage our experience to identify companies that have complementary technology, resources, products or service offerings. We cannot be certain, however, that we will be able to acquire these companies or to integrate them successfully into our business. When evaluating new technologies and services to build into our own products and services offering, we plan not only to license third-party technology, but also to pursue opportunities for strategic investments. We also intend to expand globally by opening additional sales offices in strategic geographic areas in North America, Europe and Asia. We have increased our sales staff in recent years and we intend to continue to increase the number of our sales and technical personnel significantly during the next twelve months.

SALES AND MARKETING

     As of April 30, 2000, we had 2 persons in sales and 1 person in marketing based in the United States, and 10 persons in sales and 6 persons in marketing based in Europe. We intend to expand this group significantly

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

over the next twelve months. In addition, we have a joint marketing and distribution relationship with Ericsson.

SALES

     We have adopted a global sales strategy and intend to open international offices according to customer location. Each sales office will be responsible for mPresence(TM) sales in certain geographic areas and will work alongside Ericsson in selling iPulse(TM) when applicable. We presently have established sales offices in Boston, Stockholm and Reykjavik.

     We believe that our success depends in large part on our ability to increase sales of our products and services through value-added resellers and other indirect distribution channels. We will approach potential customers as partners, introducing them to a business concept with new revenue streams, increased customer loyalty and increased brand recognition.

     We offer the mPresence(TM) suite of services to our customers primarily on a revenue-sharing basis. The revenue-sharing structure includes a fixed component along with a certain percentage of the revenues derived from various end-user services, such as increased SMS and airtime usage and advertising.

MARKETING

     Our corporate marketing objectives will initially span both European and North American markets, with plans for Asia and Latin America to follow. Our future success in marketing requires that certain objectives be prioritized in corporate communication, including achieving industry and market recognition for our company as a leading expert and pioneer of m-business, making mPresence(TM) a highly regarded mobile Internet service offering among wireless network operators and Internet businesses, ensuring that we are recognized as a co-developer for the iPulse(TM) platform, supporting our ability to attract and retain highly skilled and experienced professionals, and expressing our dynamic and culturally diverse character.

     Our branding program focuses on ensuring integrity and recognition for our vision of mobilizing customers, consumers, partners and technology contemporaries to "walk on the wireless side." Public relations and advertising form the key components of our marketing strategy to build awareness and recognition as a leading m-business enabler and expert in the wireless Internet marketplace. We also intend to participate in co-marketing efforts with our customers to promote mPresence(TM) services in the marketplace.

     We participate in selected industry and technology related events and conferences in order to increase our visibility and our technology, addressing topics such as wireless Internet, WAP, intelligence of IP networks and security. Branding OZ.COM and mPresence(TM) on the Internet is also part of our overall marketing strategy.

CUSTOMERS

     Our primary target customers are emerging wireless network operators and Internet businesses. Our services can be sold either to pure wireless network operators or to integrated wireless and fixed-line operators that may also have their own internet service provider ("ISP"). In addition, we plan to target Internet businesses, including Internet communities and ISPs that operate as "virtual" operators that either lease capacity from an operator or provide competitive services as a wireless ISP or mobile portal. These new market entrants require an instant competitive advantage and we believe that they may be eager to move quickly in order to gain a foothold in the marketplace.

     A secondary target market for our services are enterprise customers that wish to offer their employees a unified and instant messaging suite with strong integration of wireless data and applications. We intend to target this market indirectly through strategic sales partnerships and other indirect sales channels in order to maintain our focus on the core wireless network operators and Internet business markets.

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     As part of our strategy to increase our customer base, we have tailored our solutions to meet the needs of the fastest-growing segments of wireless and Internet business end-users, including business professionals, university students and teenagers.

     The first commercial customer release of iPulse was in November 1999. We announced the commercial availability of mPresence(TM) in February 2000.

COMPETITION

     The market for our products and services includes a large number of participants, is subject to rapid changes and is highly competitive. Although no competitor offers exactly the same type of wireless Internet solution as ours, our competitors currently offer or have the potential to offer either a total end-user solution to wireless network operators and Internet businesses or compete with various components of the mPresence(TM) solution. In addition, our clients and strategic partners may eventually offer products or services that directly compete with those we offer. We expect to compete primarily on the basis of time-to-market, functionality, quality, price and breadth of product and service offerings. Our current and potential competitors include the following:

     - Infrastructure and service providers. Companies that provide browsers for digital mobile phones and the infrastructure to link devices to network service providers and the Internet, such as Phone.com and i3Mobile, are positioning themselves for the growth of wireless data services.

     - Instant messaging providers and Internet portals. Instant messaging providers such as AOL offer a total solution for messaging and information services with its ICQ and AOL Instant Messenger Services. Microsoft's Mobile Explorer platform is expected to offer an integrated mobile MSN messenger in the future and Yahoo! and Exite@Home also intend to offer their users total solutions for mobile instant messaging and information services.

     - Wireless service providers. Companies offering wireless data services such as e-mail, calendar access, aggregation of content and a mobile e-commerce platform include InfoSpace.com and Wireless Knowledge (a joint venture between Qualcomm and Microsoft) and @mobile. With its acquisition of Saraide, InfoSpace.com is able to offer a range of wireless Internet services.

     - Telecommunications operators. Companies such as Sonera, through its affiliate Sonera Zed, and Vodafone are developing mobile portal solutions with functionality that, in part, resembles that of mPresence(TM).

     - Mobile equipment manufacturers. Ericsson, Nokia and others are developing and marketing server, browser and application software products that may compete with our product and service offering. These companies already sell billions of dollars worth of mobile handsets and other telecommunications products to wireless service providers, which are our existing and potential customers.

     - Systems integrators and software companies. Companies such as CMGI and Oracle Corporation are developing and marketing solutions and server software that is compliant with the specifications promulgated by the WAP Forum.

     In contrast to the services offered by many of our competitors, mPresence(TM) services are fully owned and branded by the wireless network operators and Internet businesses, which gives them total control over their subscriber base and customers. Many of our competitors, however, claim end-user ownership to various extents. We believe that this distinguishes us from these competitors.

RESEARCH AND DEVELOPMENT

     Our future success depends on a number of factors, including our ability to identify and respond to emerging technological trends in the target markets, to develop and maintain competitive products, to enhance existing products by adding features and functionality that differentiate them from those of our competitors, and to bring products to market on a timely basis and at competitive prices. As a result, we intend to continue to invest significantly in research and product development. We are actively recruiting additional skilled engineers for research and product development.

PRODUCT DEVELOPMENT

     Following the strategic approval of research projects concerning software development, and appropriate preparations by product marketing and product management, projects are finalized by the engineering unit. The engineering unit undertakes system management, configuration management and testing. System management is responsible for keeping total system design both sound and complete. Configuration management is responsible for identification of software items, controlling changes to them throughout the software life cycle and managing releases of the items. Configuration management is also responsible for defining and implementing company-wide configuration processes according to international standards and best practices. Testing is performed in our extensive test lab. The testing group verifies all requirements against the deliverable product.

     Project teams are formed for each software development project, with a team leader responsible for resource allocation, deadlines and the overall progress of each project. We make an effort to outsource well-defined projects to qualified and pre-approved partners. In such cases, we also appoint a dedicated team leader responsible for relations to the partner and project progress. The delivery of finished products involves systems integration that consists of customer-oriented project teams performing the consulting and custom software development required by individual customers deploying our solutions. As such, each project is typically shorter than a core technology development and makes use of our rapid development processes. Systems operations concern the administration of the hosted services, installations and customer support.

NEW SERVICES AND PRODUCTS UNDER DEVELOPMENT

     mPresence aims to provide to wireless network operators and Internet businesses attractive revenue generating services for their end-users on a revenue-sharing basis. We have identified two market segments that we believe are the most interesting in the current wireless/Internet convergence market: the lifestyle and entertainment segment, which is primarily made up of teens, and the mobile professional segment. The choice of services to be integrated or developed for the further enrichment of mPresence(TM) is thus heavily influenced by these two segments. We divide the types of services in three categories: personal information management, lifestyle applications and communication. We are currently developing or integrating the following services:

COMMUNICATION

     - Advanced SMS functionality. These features are intended to extend the current SMS functionality to cover more types of communications between users.

     - Integration with Unified Messaging. This would allow users to access voice mail and faxes through the mPresence(TM) service.

     - Video and audio conferencing. This would allow multiple users to communicate simultaneously using voice and video.

PERSONAL INFORMATION MANAGEMENT

     - E-mail integration. This would allow users to access their web-based e-mail on their wireless device.

     - Calendar integration. This would allow users to manage their web-based calendar in a centralized manner, and receive notifications on their wireless device.

     - Wireless banking. This would allow users to manage their bank accounts and perform transactions, either through the Internet or on their wireless device.

LIFESTYLE APPLICATIONS

     - Social calendar. This would allow friends to manage common trivial decisions and keep in constant touch, both on the Internet and on their wireless devices.

     - Wireless games. These would include multi-user strategy games that require communication among players, which could be played on the Internet or on wireless devices.

     - People matching. This application would group users with common interests into communities and allow them to communicate with each other.

We cannot be certain that any of the foregoing services will be successfully developed or integrated or that these services will achieve market acceptance.

RECRUITING AND RETENTION

     As of April 1, 2000, we had approximately 97 full time employees, of whom 10 were located in the United States, 79 were located in Iceland and 8 were located in Sweden. Twelve of the employees located in Iceland are members of trade unions, including the Iceland Commerce Union, the Union of Electricians, the Graphic Designer Union and the Iceland Naturalists Union. The number of employees grew by 20 in the first quarter of 2000. An additional 15 employees are scheduled to commence work in the second quarter of 2000.

     Our success will largely depend on our ability to attract, identify, recruit, hire, professionally develop and retain highly qualified employees. Competition for such personnel is intense, and we may not be able to retain our senior management or other key personnel in the future. Consequently, we dedicate significant resources to our recruiting efforts.

     We work to ensure that recruiting efforts do not negatively impact the nurturing of current employees and their working environment. The Chief Operating Officer is responsible for developing recruitment strategies and retention programs, while departmental directors are responsible for filling open positions in their local departments. Local administration directors are responsible for surveying job satisfaction levels, employee development and employee-related services in each office.

     Since March 2000 we have offered our employees a "finder's fee" for suggesting or initiating the hiring of new employees. This incentive program encourages current employees to identify potential new employees and generates a sense of solidarity by involving employees in our growth. We also employ the services of a number of recruiting agencies in the United States, Scandinavia and Iceland. In addition, we have established various relationships with universities in order to attract graduates. In 1999, we awarded six students grants and provided facilities for each to complete their thesis. We intend to implement this grant program internationally on an annual basis. Student groups, especially those with computer science and engineering training, are frequent guests in our development center in Reykjavik, and interns are regularly hired for specific projects.

     We have established a stock option program and a competitive compensation program to attract new personnel. See "Management -- Employee Stock Option Plan and Stock-based Compensation."

INTELLECTUAL PROPERTY RIGHTS

     Our success depends significantly upon our proprietary technology. To protect our proprietary rights, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties and protective contractual provisions. All of our employees are subject, either by contract or statute, to confidentiality and non-use restrictions that transfer certain rights they may have in copyrightable works or patentable technologies to us. In addition, prior to entering into discussions with potential affiliates regarding our business and technologies, we generally require that such parties enter into a nondisclosure agreement with us. If these discussions result in a license or other business relationship, we also generally require that a written agreement be made setting forth the parties' respective rights and obligations include provisions for the protection of our intellectual property rights.

     We own the technology underlying iPulse(TM), while the iPulse trademark and the rights to the iPulse(TM) solution are the property of Ericsson. We have applied for registration of the mPresence trademark as well as various other trademarks in the United States and Europe and we own several domain name registrations including the Company name and related products. Suites of mobile concepts relating to mPresence(TM), such as m-commerce and m-business, are the subjects of pending trademark registration. We will seek to register additional service marks and trademarks, as appropriate. However, we may not be successful in obtaining the service marks and trademarks for which we have applied.

     We have filed several patent applications that are pending and relate to innovative solutions including server, audio and agent technology relating to the Internet and multi-user technologies. Additional patent applications are in preparation on other features of our technology. We have instituted an employee incentive program for patent filing and anticipate increased patent application activity in the future. However, patents with respect to our technology may not be granted, and, if granted, patents may be challenged or invalidated. In addition, issued patents may not provide us with any competitive advantages and may be challenged by third parties.

     Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or services or obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion of the Company's financial condition and results of operations in respect of the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 2000 should be read in conjunction with the Audited Consolidated Financial Statements and the Unaudited Consolidated Interim Financial Statements.

OVERVIEW

     Since beginning operations in December 1995, we have devoted substantially all of our resources to developing our multi-user communications platform, first in the context of three-dimensional ("3D") online environments, and since 1997, primarily in the context of wireless telecommunications networks. From inception through December 31, 1999 we raised total equity capital of $27.9 million and had an accumulated deficit of $12.3 million. We began to receive revenues from sales of services in September 1996 and are continuing to operate at a deficit. We expect the operating deficit to continue and to increase over at least the next twelve months as we incur increasing levels of expense to support growth. We believe that our historical operating results are not indicative of future performance for the following reasons, among others:

     - Our historical revenues have come from development contracts for 3D environments in earlier years and more recently for the development of iPulse(TM) under an agreement with Ericsson, but this will change as we begin selling iPulse(TM) and mPresence(TM) services directly to customers; and

     - We have recently emerged from the development stage and anticipate substantial increases in the number and size of customer orders and revenues from operations.

     Although we expect substantial growth in both revenues and expenses, we anticipate that increases in expenses will occur more rapidly than corresponding increases in revenues. Also, while we are committed, at least in the short term, to substantial increases in expenses, we cannot be certain that revenues will increase correspondingly. Like many companies attempting to build an Internet-based business, we expect over at least the next year and for an indeterminate period of time thereafter to follow a strategy of establishing market share by making expenditures for marketing and infrastructure development that exceed current revenues.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated income statement data, expressed as a percentage of revenues, for the periods indicated:

                                                       YEAR ENDED      THREE MONTHS ENDED
                                                      DECEMBER 31,          MARCH 31,
                                                     --------------    -------------------
                                                     1998     1999       1999       2000
                                                     -----    -----    --------    -------
                                                                (% OF REVENUES)
INCOME STATEMENT DATA:
Revenues...........................................  100.0    100.0      100.0      100.0
Operating expenses:
  Cost of sales....................................   50.0     64.0       82.4       55.8
  Sales and marketing expenses.....................   30.0     37.2       28.8       37.0
  General and administrative expenses..............   50.1     43.6       77.6       68.6
  Research and development.........................   10.8      9.4        8.8       13.3
Total operating expenses...........................  141.0    154.2      197.6      174.6
Operating loss.....................................  (41.0)   (54.2)     (97.6)     (74.6)
Loss before income taxes...........................  (44.0)   (43.3)    (103.3)     (74.1)
Net loss...........................................  (44.0)   (43.3)    (103.3)     (74.1)

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     REVENUES. Our revenues increased 25.6% to $5,174,398 in 1999 from $4,119,815 in 1998. The increase is primarily the result of an increase in development revenues from Ericsson. Revenues from Ericsson increased 27.6% to $4,565,693 in 1999 from $3,577,348 in 1998.

     COST OF SALES. Our cost of sales increased 60.7% to $3,309,870 in 1999 from $2,059,389 in 1998. The increase is the result of an increase in costs related to development work for Ericsson. Costs related to development work for Ericsson increased primarily as a result of additional resources employed in the development work.

     COST OF RESEARCH AND DEVELOPMENT. Our cost of research and development increased 9.2% from $446,212 in 1998 to $487,388 in 1999. The increase is primarily the result of research and development expenses related to the Ericsson development work as well as research and development in the area of on-line training, that led to the establishment of the subsidiary SmartVR Inc. in November 1999.

     SALES AND MARKETING EXPENSES. Our sales and marketing expenses increased 55.7% to $1,924,807 in 1999 from $1,236,314 in 1998. The increase is primarily the result of the establishment of sales offices in Boston, Massachusetts and Stockholm, Sweden, the hiring of additional sales people in all offices, and the initiation of a focused sales and marketing campaign in connection with iPulse(TM). Expenses related to sales and marketing for iPulse were $278,467 in 1999. No sales and marketing expense for iPulse(TM) was recognized in 1998.

     GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses increased 9.2% to $2,256,542 in 1999 from $2,065,788 in 1998. The increase is primarily the result of the relocation of our United States headquarters from San Francisco to Boston.

     OPERATING LOSS. Our operating loss increased 66.1% to $2,804,209 in 1999 from $1,687,888 in 1998. The increase is primarily the result of an increase in all operating expense categories, which were not offset by a proportional increase in revenues. This increase in operating expenses is primarily the result of our strategy to simultaneously accelerate research and development of the mPresence(TM) product and the build up of sales and marketing resources in anticipation of the launch of mPresence(TM).

     INTEREST INCOME (EXPENSE), NET. Our interest income, net was $430,573 in 1999 compared to net expense of $134,637 in 1998. The increase is primarily the result of an increase in cash holdings as a result of capital investments by Ericsson during 1999 in the aggregate amount of $13,068,160.

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

     REVENUES. Our revenues increased 92.7% to $1,745,902 in the three months ended March 31, 2000 from $906,028 in the three months ended March 31, 1999. The increase is primarily the result of an increase in development revenues from Ericsson. Revenues from Ericsson increased 124.5% to $1,718,388 in the three months ended March 31, 2000 from $799,172 in the three months ended March 31, 1999.

     COST OF SALES. Our cost of sales increased 30.5% to $973,367 in the three months ended March 31, 2000 from $746,148 in the three months ended March 31, 1999. The increase is primarily the result of an increase in development work for Ericsson.

     SALES AND MARKETING EXPENSES. Our sales and marketing expenses increased 147.4% to $646,157 in the three months ended March 31, 2000 from $261,151 in the three months ended March 31, 1999. The increase is primarily the result of the establishment of sales offices in Boston, Massachusetts and Stockholm, Sweden, the hiring of additional sales people in all offices, and the initiation of a focused sales and marketing campaign in connection with both the iPulse(TM) and mPresence(TM) products.

     GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses increased 70.3% to $1,197,543 in the three months ended March 31, 2000 from $703,228 in the three months ended March 31, 1999. The increase is primarily the result of the establishment of new offices in Boston, Massachusetts and Stockholm, Sweden, the hiring of management in all offices, and added costs associated with preparing for a public offering of our shares.

     RESEARCH AND DEVELOPMENT. Our research and development cost increased 191.3% to $231,859 in the three months ended March 31, 2000 from $79,597 in the three months ended March 31, 1999. The increase is primarily the result of research and development expenses related to mPresence(TM) as well as research and development in the area of online training (related to the subsidiary SmartVR) and music awareness solutions, which led to the establishment of the subsidiary Ozmo.com in February 2000.

     OPERATING LOSS. Our operating loss increased 47.4% to $1,303,024 in the three months ended March 31, 2000 from $884,096 in the three months ended March 31, 1999. The increase is primarily the result of an increase in all operating expense categories, which were only partially offset by a proportional increase in revenues. This increase in operating expenses is primarily the result of our strategy to simultaneously accelerate research and development of the mPresence(TM) product and the build up of sales and marketing resources in anticipation of the launch of mPresence(TM).

     INTEREST INCOME (EXPENSE), NET. Our interest income, net was $97,814 in the three months ended March 31, 2000 compared to net expense of $15,768 in the three months ended March 31, 1999. The increase is primarily the result of an increase in cash holdings as a result of capital investments by Ericsson during the second and fourth quarters of 1999 in the aggregate amount of $13,068,160.

     OTHER INCOME (EXPENSE), NET. Our other expense, net was $89,050 in the three months ended March 31, 2000 compared to net expense of $36,376 in the three months ended March 31, 1999. The increase is primarily the result of changes in US dollar currency exchange rates in comparison with European currencies.

LIQUIDITY AND CAPITAL RESOURCES


     From December 31, 1998 to December 31, 1999, our total assets increased from $3,170,424 to $17,634,137, total liabilities decreased from $4,248,859 to $1,570,176 and total shareholders' equity increased from ($1,078,435) to $2,995,807. The increases in total assets and total shareholders' equity, and the decrease in total liabilities resulted from the Ericsson financing, a private equity financing in Iceland and the conversion of the convertible bonds issued in 1998 into shares of Common Stock.


     Our primary liquidity needs are for working capital, capital expenditures, acquisitions and investments, and, to a lesser extent, debt service. Our primary sources of liquidity are cash flows from operations and issuances of stock.

     Net cash used in operating activities was $763,839 for the three months ended March 31, 2000, compared to $159,824 for the same period in 1999. The increase in net cash used in operating activities in 2000 was due primarily to increased working capital needs related to our growth.

     Our working capital at March 31, 2000 was $13,093,187 compared to $14,531,285 at December 31, 1999. Working capital as of March 31, 2000 was comprised of $12,622,995 million in cash, $1,705,719 in accounts receivable, and $317,159 in other current assets, net of $1,552,686 in current liabilities. As of December 31, 1999, our working capital was comprised of $13,603,592 million in cash, $1,414,272 in accounts receivable, and $406,232 in other current assets, net of $892,811 in current liabilities.

     During the quarter ended March 31, 2000, we invested $401,326 primarily in computer systems for employees and an iPulse(TM) network system (we call this an "iPulse cluster") in Boston to support revenue growth. This first iPulse(TM) cluster will be used to in the delivery of our mPresence(TM) services in North America. We expect to continue to spend significant amounts on computer systems for both new employees and new iPulse(TM) clusters as we continue to grow aggressively.

     Through our Icelandic subsidiary, OZ hf., we have outstanding long-term notes payable to Bunaoarbanki Islands, an Icelandic bank, and to the seller of our building at Snorrabraut 54 in Reykjavik, Iceland. We have pledged our building as collateral for these loans. The amount due on these loans at December 31, 1999, is approximately $530,000. The loans accrue interest at rates between 6.0% and 7.35% per annum. We currently have no working capital line of credit or similar credit facility.

     In February 1999, we entered into a Stock and Warrant Purchase Agreement with Ericsson Inc. under the terms of which Ericsson Inc. had the right to purchase up to 10,052,431 shares of Series A Preferred stock at $1.30 per share.

     In March and April of 1999, we sold and issued 2,000,000 shares of Common Stock for cash at $1.90 per share.

     In June 1998 we sold and issued a series of convertible bonds in consideration for an aggregate of $2,500,000. The convertible bonds could be converted at the election of the bondholder any time prior to June 1, 1999 for that number of shares equal to the face value of the bond, divided by $0.65. Prior to June 1999, all of the holders of the convertible bonds converted their bonds into an aggregate of 3,846,150 shares of Common Stock at a value of $0.65 per share.

     In June 1999, Ericsson exercised a portion of its warrant by purchasing 4,769,231 shares of our Series A Preferred Stock for total cash consideration of $6,200,000.

     In October 1999, Ericsson exercised the balance of its purchase rights by purchasing 5,283,200 shares of our Series A Preferred Stock for total cash consideration of $6,868,160.

     We may seek additional debt or equity financing through public or private placements of our securities. We cannot be sure that any such financing will be obtained or, if obtained, will be adequate to meet our needs.

     We currently plan to expand aggressively by hiring additional people in all segments of our operations, particularly in research and development, sales and corporate development, by acquiring capital assets and inventory for use in our business and by opening new offices in strategic locations. We believe that our operating requirements for the next 12 months will be funded from cash from operations and cash reserves. We may revise our plans in response to future changes in the mobile communications industry in general and the demand for our services in particular, our results of operations, our other capital requirements and other relevant factors. We also intend to expand by making strategic acquisitions of businesses or assets and we are currently in discussions that may result in our acquiring one or more businesses. We believe that we will likely fund any such acquisition through the issuance of debt or additional equity securities.

MARKET RISK DISCLOSURE

     The lack of or delay in market acceptance for wireless devices as a means for wireless delivery of Internet-based services could have a material adverse effect on our business, operating results and financial condition. We have focused our efforts on wireless Internet-related communication. Our technological solutions, in particular mPresence(TM), are not necessarily dependent on wireless devices for the conveyance of the communication. However, we believe that the success of mPresence(TM) is interlinked with the acceptance by the market of wireless devices as a viable means for Internet-based services, giving increasingly more wireless network operators and Internet businesses incentive to adopt technological solutions supporting such services. This acceptance may not occur or may be delayed for a number of reasons. These reasons could include an inadequate supply of the required hardware and software, limitations to the performance and functionality of wireless devices, conflicting technical standards and lack of interoperability, lack of adequate Internet-based applications and content for such Internet-based services, costs, and inadequate security arrangements.

     The failure of wireless network operators and Internet businesses to introduce and support services utilizing our products in a timely and effective manner could have a material adverse effect on our business, operating results and financial condition. We believe that a major part of our future revenues will derive from sales of the mPresence(TM) solution, the iPulse(TM) service platform and related services to existing and new wireless service providers and Internet communities. Therefore, our future success depends on the acceptance by wireless network operators and Internet businesses of these new products and services that we may not be able to achieve. The relatively small numbers of wireless network operators and Internet businesses worldwide compounds this dependence. To date, we have only one wireless network operator customer who has signed an agreement to implement our mPresence(TM) solution. We cannot be certain that wireless network operators or Internet businesses will widely use our products. In addition, wireless network operators have historically been relatively slow to implement new complex services such as Internet-based services, and Internet businesses may be slow to implement the use of wireless services as a means of expanding Internet-based services. We have limited or no control over the pace at which wireless network operators or Internet businesses implement these new services.

INCOME TAXES

     At December 31, 1999 we had net operating loss carryforwards of approximately $11,800,000, $5,600,000, and $100,000 for federal, state and Icelandic income tax purposes, respectively. Unless we utilize these beforehand to offset future taxable income, if any, these carryforwards will expire from year 2001 through 2013.

IMPACT OF PRICING, INFLATION AND SEASONALITY

     The pricing of our products and services is primarily a function of the perceived need for our products and services, the availability of competitive products or services, the presence of competition for end-users within a particular market and the degree of acceptance of the mobile phone as an entertainment and commercial transaction device. Our pricing model for mPresence(TM) will in many cases be based on a revenue sharing model in which we will take a certain percentage of revenues resulting from each end-user using the various services or being exposed to advertisements. Our future revenues are therefore largely dependent on the number of subscribers to the wireless network operators or Internet businesses that utilize our products and services. We are not able to make reliable estimates as to the rate of adoption by the subscribers of the particular services offered through our products. It is therefore difficult to predict the size of our future revenues and these future revenues will be largely dependent on the number of subscribers to the wireless network operators or Internet businesses, in general, and the subscription to the services offered through our products, in particular. The price that subscribers will be willing to pay for these services is also difficult to estimate.

     We believe that inflationary trends had no material impact on the results of our operations during the year ended December 31, 1999.

     Our revenues and operating results are expected to vary, sometimes substantially, from quarter to quarter. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including:

     - the timing of large transactions,

     - an estimated initial sales cycle of three to six months,

     - the proportion of revenues attributable to revenue-sharing or fixed per end-user fees versus revenues from software sales,

     - changes in the level of operating expenses,

     - the utilization rate of our development services employees,

     - demand for our products and services,

     - the introduction of new products and product enhancements by us or our competitors,

     - changes in customer budgets,

     - competitive conditions in the industry, and

     - general economic conditions.

     Further, the purchase of our products and services often involves a significant commitment of capital by our customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, the sales cycles for our products and services are typically lengthy, with an estimated initial sales cycle of three to six months, and subject to a number of significant risks over which we have little or no control, including our customers' budgetary constraints and internal authorization reviews.

     In addition, we expect our quarterly operating results to be subject to certain seasonal fluctuations. Our revenues and operating results are typically lower in its first fiscal quarter than the remainder of the year. In addition, our third fiscal quarter includes the months of July and August, when billable service activity by professional staff, as well as purchase decisions by customers, are reduced due to summer vacation schedules.

ITEM 3. DESCRIPTION OF PROPERTY

     We maintain offices at (1) Snorrabraut 54 and Snorrabraut 56, IS-105, Reykjavik, Iceland, (2) Drottninggatan 82, Stockholm, Sweden, and (3) 77 South Bedford Street, Suite 420, Burlington, Massachusetts. We own the space at Snorrabraut 54, Iceland and rent all the other offices from unaffiliated parties.

     The rent for the Snorrabraut 56, Iceland office, which consists of 451.7 square meters, is $4,517 per month, subject to monthly adjustment in accordance with the price-index for housing in Iceland. The lease terminates on November 1, 2004.

     The rent for the Sweden office, which consists of 486 square meters, is $18,500 per month. The term of the lease is from April 1, 2000 to September 30, 2003.

     The rent for the United States office, which consists of 7,622 square feet, is $795 for each occupant of the space. Currently, there are seven occupants, and the rent is $5,565. The term of the lease is six months with an option to extend the lease every three months.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth the number of shares and percent of our outstanding Common Stock and Series A Preferred stock beneficially owned as of March 24, 2000, by each person known to our Board of Directors to be the beneficial owner of 5% or more of the outstanding shares of our Common Stock and/or Series A Preferred stock, each Director, each Named Officer, and all Directors and Executive Officers as a group.

                                  COMMON STOCK

                                                                   AS OF MARCH 24, 2000
                                                         -----------------------------------------
                                                                            SHARES      PERCENTAGE
                                                            SHARES        ACQUIRABLE      OF ALL
                                                         BENEFICIALLY     WITHIN 60       COMMON
         NAME AND ADDRESS OF BENEFICIAL OWNER               OWNED         DAYS(1)(2)     STOCK(3)
         ------------------------------------            ------------     ----------    ----------
Skuli Mogensen(4)......................................   18,597,000               0      26.65%
Guojon Mar Guojonsson(4)...............................   34,597,000         100,000      49.50%
Ericsson, Inc.(5)......................................            0      20,104,862      22.37%
Lars Boman(6)..........................................            0               0          0%
Stig-Arne Larsson(7)...................................            0               0          0%
Jeff Pulver(8).........................................            0               0          0%
Robert G. Quinn(9).....................................            0         200,000       0.29%
Kjartan Pierre Emilsson(4).............................      266,626         260,000       0.75%
Skuli Valberg Olafsson(4)..............................            0(10)     100,000       0.14%
Gunnar Thoroddsen(4)...................................       34,708               0       0.05%
Jon L. Arnason(4)......................................       71,412               0       0.10%
Fredrik Torstensson(11)................................            0               0          0%
All executive officers and directors as a group (11
  persons).............................................   53,566,746         660,000      76.98%

---------------
 (1) Includes 260,000 shares that could be purchased by Kjartan Pierre Emilsson, 200,000 shares that could be purchased by Robert G. Quinn and 100,000 shares that could be purchased by Skuli Valberg Olafsson by exercise of options available on March 24, 2000 or within 60 days thereafter.

 (2) Includes 50,000 and 10,052,431 shares of Series A Preferred stock of which each share could be converted into two shares of Common Stock by Guojon Mar Guojonsson and Ericsson Inc., respectively, as of March 24, 2000.

 (3) Options that are currently exercisable or exercisable within sixty days and/or shares of Series A Preferred stock are deemed to be shares of Common Stock, outstanding and beneficially owned by the person holding such options and/or Series A Preferred stock, for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (4) Shareholder is at the following address: Snorrabraut 54, IS-105, Reykjavik, Iceland.

 (5) Shareholder is at the following address: 1010 East Arapaho Road, Richardson, Texas 75083.

 (6) Shareholder is at the following address: Hornsgatan 63 11849 Stockholm.

 (7) Shareholder is at the following address: Lonnv 31B, 13552, TYRESO, Sweden.

 (8) Shareholder is at the following address: P.O. Box 1432, Melville, New York 11747.

 (9) Shareholder is at the following address: 18665 Via Torino, Irvine, California 92612.

(10) Does not include 5,390 shares owned by Mr. Olafsson's family of which Mr. Olafsson disclaims beneficial ownership.

(11) Shareholder is at the following address: 834 Brook Arbor Drive, Morrisville, North Carolina 27560.

                            SERIES A PREFERRED STOCK

                                                                   AS OF MARCH 24, 2000
                                                    ---------------------------------------------------
                                                       SHARES           SHARES
                                                    BENEFICIALLY      ACQUIRABLE      PERCENTAGE OF ALL
             NAME OF BENEFICIAL OWNER                  OWNED        WITHIN 60 DAYS     PREFERRED STOCK
             ------------------------               ------------    --------------    -----------------
Skuli Mogensen....................................            0           0                     0%
Guojon Mar Guojonsson.............................       50,000           0                  0.32%
Ericsson Inc......................................   10,052,431           0                 64.63%
Lars Boman........................................            0           0                     0%
Stig-Arne Larsson.................................            0           0                     0%
Jeff Pulver.......................................            0           0                     0%
Robert G. Quinn...................................            0           0                     0%
Kjartan Pierre Emilsson...........................            0           0                     0%
Skuli Valberg Olafsson............................            0           0                     0%
Gunnar Thoroddsen.................................            0           0                     0%
Jon L. Arnason....................................            0           0                     0%
Fredrik Torstensson...............................            0           0                     0%
All executive officers and directors as a group
  (11 persons)....................................       50,000           0                  0.32%

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS

     The following table lists the members of the Board of Directors and provides their ages and current positions with us. Biographical information for each nominee is provided below.

                   NAME                                POSITIONS WITH THE COMPANY
                   ----                                --------------------------
Guojon Mar Guojonsson.....................  Director, Chairman of the Board, Chief Visionary
Skuli Mogensen............................  Director, Chief Executive Officer
Stig-Arne Larsson.........................  Director
Lars Boman................................  Director
Jeffrey Pulver............................  Director

     Guojon Mar Guojonsson, age 27, is our co-founder and our Chief Visionary. He has served as a director since December 1995 and as Chairman of the Board since November 1997. In 1990, he founded OZ, hf, our predecessor in Iceland. Mr. Guojonsson has worked extensively in the computer software, communications and Internet industry over the last decade. He has served as a government consultant on various projects and was responsible for designing a future vision for the Ministry of Communication in Iceland in 1998.

     Skuli Mogensen, age 31, is our co-founder and our Chief Executive Officer. Mr. Mogensen has served as a director since December 1995. He has been involved in several successful ventures in Scandinavia and has extensive international business experience. Mr. Mogensen is responsible for our overall business development, investment banking, major partners, general strategy and tactical input in major contracts and key accounts.

     Stig-Arne Larsson, age 57, is currently the Chief Executive Officer of Sal Ventures AB, a telecom and information technology consulting firm. Previously, he was the Chief Executive Officer and Chief Financial Officer of Telia Group, the incumbent Swedish telecom operator, and Deputy Director General and Finance Director at Swedish Telecom Televerket. Mr. Larsson is also a member of the board of directors of TradeDoubler AB, Generic Systems AB and Castellum AB.

     Jeffrey Pulver, age 37, is the President and founder of Pulver.com, Inc., an Internet based consulting firm that publishes Internet technology related research, produces trade shows and related conferences and provides consulting services to the telecommunications industry. Mr. Pulver is one of the leading experts in the field of streaming audio and video technologies and their effect on business communications. He is a pioneer in the field of Internet telephony and is the founder of the Voice on the Net Coalition, which aims to keep the Internet telephony industry free from regulations.

     Lars Boman, age 51, is Vice President and Head of the Internet Applications Business Unit for Ericsson Radio Systems AB (ERA), Stockholm.

OFFICERS

     Officers serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment. See "Executive Compensation." There is no family relationship between any director or executive officer and any other director or executive officer. Our current executive officers are as follows:

               NAME                 AGE                            POSITION
               ----                 ---                            --------
Skuli Mogensen....................  31     Chief Executive Officer
Guojon Mar Guojonsson.............  27     Chief Visionary
Robert G. Quinn...................  42     Chief Financial Officer
Kjartan Pierre Emilsson...........  34     Chief Technology Officer
Skuli Valberg Olafsson............  33     Chief Operating Officer
Fredrik Torstensson...............  30     Executive Vice President of Business Development and
                                           Sales
Gunnar Thoroddsen.................  30     General Counsel
Jon L. Arnason....................  39     Secretary and Treasurer

     Biographical information for Skuli Mogensen and Guojon Mar Guojonsson is provided above. Our executive officers in 1999 were Skuli Mogensen (Chief Executive Officer), Guojon Mar Guojonsson (Chief Visionary), Jon L. Arnason (Chief Financial Officer) and Robert G. Quinn (General Counsel).

     Robert G. Quinn has been Chief Financial Officer since April 2000. Prior to serving as our CFO, Mr. Quinn was our General Counsel. Mr. Quinn was formerly the CFO for Safety Syringes, Inc., Paulsson Geophysical Services, Inc., Net4TV Corporation, and Novora, Inc., and served as our Interim CFO from May 1996 through May 1997. Mr. Quinn is a founding partner of Quinn & Quinn, a law firm, and is a member of the boards of directors of About Publishing, Inc., Heart Sine Technologies, Inc., Paulsson Geophysical Services, Inc. and WebMetro. He earned his B.A. from California State University and his J.D. from Vanderbilt University School of Law.

     Kjartan Pierre Emilsson has been Chief Technology Officer since 1996 and Chief Software Architect from 1995 to 1996. Prior to joining us he worked both in physics research and Internet communication technology at the Institut Non-Lineaire De Nice -- Sophia Antipolis, the Advanced Center for Mathematical Studies at the University of Arizona and the Science and Engineering Institute of the University of Iceland. Mr. Emilsson holds a Ph.D. in Mathematical Physics from the University of Nice -- Sophia Antipolis.

     Skuli Valberg Olafsson has been Chief Operating Officer since October 1999. Prior to joining us he was Assistant Managing Director at EJS hf, the largest systems integrator and solution developer in Iceland, specializing in banking, finance, and retail solutions and services. Mr. Olafsson is a substitute director of Iceland Telecom. He also serves as Chairman of SmartVR, Inc., a wholly owned subsidiary of the Company. Mr. Olafsson holds a B.Sc. degree in Industrial and Systems Engineering from the University of Florida and has completed postgraduate studies in Total Quality Management and Process Engineering.

     Fredrik Torstensson has been Executive Vice President of Business Development and Sales since April 2000. Prior to joining us, Mr. Torstensson worked for six years for Ericsson, most recently as Director of Business Development for Ericsson Mobile Phones. He holds a Bachelor Degree in Engineering from the Chalmers University of Technology in Gothenburg, Sweden, and a Master of International Management from the University of Texas.

     Gunnar Thoroddsen has been in-house legal counsel since July 1998. Prior to joining us, Mr. Thoroddsen was a partner at a large Icelandic law firm. Mr. Thoroddsen holds a law degree from the University of Iceland and an LL.M. from Duke University in North Carolina. He was admitted to the Icelandic Bar in 1995.

     Jon L. Arnason has been Secretary and Treasurer since April 2000 and formerly was Chief Financial Officer from 1997 to April 2000. Prior to joining us, Mr. Arnason worked for three years for an accounting firm in Iceland, representing Arthur Andersen Worldwide. Mr. Arnason is an International Chess Grandmaster and was a member of the Icelandic Olympic team from 1978 to 1994. He is three times Icelandic Champion and a former junior World Champion. He holds a Cand. Oecon. Degree in Finance and Accounting from the University of Iceland.

ITEM 6. EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table summarizes the annual and long-term compensation of, and stock options held by our Chief Executive Officer and the two additional most highly compensated executive officers whose annual salaries and bonuses exceeded $100,000 in total during the fiscal year ended December 31, 1999 (collectively, the "Named Officers").

                                                                                    LONG TERM COMPENSATION
                                                                            --------------------------------------
                                                                                    AWARDS              PAYOUTS
                                                ANNUAL COMPENSATION         -----------------------   ------------
                                           ------------------------------   SECURITIES   RESTRICTED       ALL
                                           SALARY    BONUS   OTHER ANNUAL   UNDERLYING     STOCK         OTHER
   NAME AND PRINCIPAL POSITION      YEAR     ($)      ($)    COMPENSATION     OPTION       AWARDS     COMPENSATION
   ---------------------------      ----   -------   -----   ------------   ----------   ----------   ------------
Skuli Mogensen....................  1999   150,600     0          0             0            0             0
  Chief Executive Officer           1998   129,763     0          0             0            0             0
                                    1997   152,000     0          0             0            0             0
Guojon Mar Guojonsson.............  1999   151,710     0          0             0            0             0
  Chairman of the Board,            1998   146,000     0          0             0            0             0
  Chief Visionary                   1997   132,000     0          0             0            0             0
Robert Quinn......................  1999   103,640     0          0             0            0             0
  Chief Financial Officer           1998    81,170     0          0             0            0             0
                                    1997   175,000     0          0             0            0             0

  Option Grants in Last Fiscal Year

     No stock options or SARs have been granted to any Named Officer in 1999.

  Long-Term Incentive Plans

     No long-term incentive plan was in effect in 1999.

  Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

                                                                            NUMBER OF
                                                                           SECURITIES       VALUE OF
                                               SHARES                      UNDERLYING     UNEXERCISED
                                             ACQUIRED ON       VALUE       UNEXERCISED    IN-THE-MONEY
                   NAME                       EXERCISE      REALIZED(1)      OPTIONS       OPTIONS(1)
                   ----                      -----------    -----------    -----------    ------------
Skuli Mogensen.............................          0            N/A            N/A             N/A
Guojon Mar Guojonsson......................          0            N/A            N/A             N/A
Robert Quinn...............................    200,000       $155,000        175,000        $188,125

---------------
(1) Market value of underlying security at exercise date minus the exercise or base price of in the money options.

EMPLOYMENT CONTRACTS

     Skuli Mogensen has entered into an employment contract with us effective until January 2002 by which he will receive an annual salary of $132,000 and an annual bonus based on increases in revenues from the previous year, with the bonus capped at 100% of salary. Under the employment contract, Mr. Mogensen receives standard expatriation benefits. If Mr. Mogensen is terminated without cause, he will receive a twelve-month continuation of salary and benefits and a pro rata portion of his annual bonus. The employment contract includes a non-competition provision.

     Guojon Mar Guojonsson has entered into an employment contract with us effective until January 2002 by which he will receive an annual salary of $132,000 and an annual bonus based on increases in revenues from the previous year, with the bonus capped at 100% of salary. Under the employment contract, Mr. Guojonsson receives standard expatriation benefits. If Mr. Guojonsson is terminated without cause, he will receive a twelve-month continuation of salary and benefits and a pro rata portion of his annual bonus. The employment contract includes a non-competition provision.

     Robert G. Quinn has entered into an employment contract with us effective until March 31, 2002 by which he will receive an annual salary of $250,000, adjusted for locations where the cost of living is higher than that of California, an annual bonus based on increases in revenues from the previous year, with the bonus capped at 100% of salary, expatriation benefits, and 400,000 incentive stock options vesting quarterly over two years at an exercise price of $1.17. If we terminate Mr. Quinn for any reason other than "good cause," he will be paid the remainder of the salary due under the employment agreement and the options will vest immediately.

     Skuli Valberg Olafsson has entered into an employment contract with us, by which he will receive an annual salary of $128,571, 400,000 options vesting during the next 3 years, and use of an automobile. If Mr. Olafsson's employment is terminated, he will receive six months base salary. All other benefits will terminate as of the date of Mr. Olafsson's termination of employment. The employment contract contains confidentiality and assignment of intellectual property rights provisions.

DIRECTOR COMPENSATION

     Commencing in 2000, outside directors will receive a nonstatutary stock option to purchase up to 25,000 shares of Common Stock at 85% of the fair market value of the Common Stock at the date of grant and the reimbursement of their expenses associated with the performance of their duties.

STOCK OPTION PLANS

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our Board of Directors and shareholders have approved and adopted the 2000 Employee Stock Purchase Plan (the "Stock Purchase Plan") which is intended to qualify under the provisions of Sections 421 and 423 of the United States Internal Revenue Code of 1986, as amended (the "Code"). A total of 5,000,000 shares of Common Stock are reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan is administered by the Board of Directors or a committee appointed by the Board. Subject to certain limitations imposed by Section 423 of the Code, any person employed by us, or by any of our majority-owned subsidiaries that are designated by the Board, is eligible to participate in the Stock Purchase Plan. The Stock Purchase Plan is to be implemented through a series of 24-month offering periods. Each offering period is comprised of a series of one or more successive purchase intervals which run from the first payroll day on or after June 15 of each year to the last payroll day in December of the same year and from the first payroll day in January of each year to the last payroll day prior to June 15 of the following year. The last day of each purchase interval is a purchase date under the Stock Purchase Plan. Should the fair market value per share of Common Stock on any purchase date within an offering period be less than the fair market value per share of Common Stock on the start date of that offering period, then that offering period shall automatically terminate immediately after the purchase of shares of Common Stock on such purchase date, and a new offering period shall commence on the next business day following such purchase date. The new offering period shall have a duration of 24 months, unless a shorter duration is established by the plan administrator within 5 business days following the start date of that offering period.

     On the first day of each offering period (or quarterly entry date, in the case of a newly-eligible employee), each eligible employee will be granted an option to purchase, on each purchase date during the offering period, a number of shares of Common Stock determined by dividing the participant's accumulated payroll deductions prior to such exercise date by the purchase price. Notwithstanding the foregoing, no employee is permitted to subscribe for shares under the Stock Purchase Plan, if, immediately after the grant of the option, the employee would own 5% or more of the voting power or value of all classes of our stock or of a parent or of any of our subsidiaries (including stock which may be purchased under the Stock Purchase Plan or pursuant to any other options), nor shall any employee be granted an option which would permit the employee to purchase more than $25,000 worth of stock (determined based on the fair market value of the shares at the time the option is granted) under the Stock Purchase Plan in any calendar year.

     Unless a participant withdraws from the Stock Purchase Plan, such participant's option to purchase shares will be exercised automatically on each purchase date of the offering period to purchase the maximum number of whole shares that may be purchased at the exercise price with the accumulated payroll deductions in the participant's account.

     The purchase price per share at which shares are sold under the Stock Purchase Plan shall be equal to the lower of 85% of the fair market value of the Common Stock on the date of commencement of the applicable 24-month offering period (or quarterly entry date, in the case of a newly-eligible employee) or 85% of the fair market value of the Common Stock on each purchase date of the option. The fair market value of the Common Stock on a given date will be the closing price of the Common Stock on the Stockholm Stock Exchange as of such date.

     The purchase price of the shares will be accumulated by payroll deductions during an offering period. The payroll deductions may be any whole percentage amount between 1% and 15%, as determined by the participant, of the participant's cash earnings (as defined in the Stock Purchase Plan) on each payroll date during the offering period. A participant may discontinue his or her participation in the Stock Purchase Plan at any time during the offering period, in which case he or she may obtain a refund of his or her payroll deductions for the purchase interval in which the discontinuance occurs, and he or she cannot rejoin the Stock Purchase Plan during the offering period. In addition, a participant may, no more than once in any purchase interval, reduce the rate of payroll deductions. Payroll deductions will commence on the first payday following the offering date (or quarterly entry date, in the case of a newly-eligible employee), and will continue at the same rate until the end of the offering period unless the participant terminates participation in the Stock Purchase Plan or reduces the rate of the payroll deductions. The amounts collected through payroll deductions shall be credited to the participant's book account under the Stock Purchase Plan, but no interest shall be paid on the balance from time to time outstanding in such account. The amounts collected from the participant shall not be required to be held in any segregated account or trust fund and may be commingled with our general assets and used for general corporate purposes. Any payroll deductions not applied to the purchase of shares of Common Stock on any purchase date because they are not sufficient to purchase a whole share of Common Stock shall be held for the purchase of Common Stock on the next purchase date.

     Appropriate adjustments may be made to the shares subject to purchase and the purchase price per share in the event of certain changes in our capitalization as set forth in the Stock Purchase Plan. Each outstanding option shall automatically be exercised, immediately prior to the effective date of any change in control (as defined in the Stock Purchase Plan), by applying the payroll deductions of each participant for the purchase interval in which such change in control occurs to the purchase of whole shares of Common Stock at a purchase price per share equal to 85% of the lower of (i) the fair market value per share of Common Stock on the first day of the offering period (or quarterly entry date, in the case of a newly-eligible employee) in which such change in control occurs or (ii) the fair market value per share of Common Stock immediately prior to the effective date of such change in control. Options to purchase Common Stock under the Stock Purchase Plan may not be transferred by a participant except by the laws of descent and distribution, and may be exercised during a participant's lifetime only by the participant.

1995 STOCK OPTION PLAN

     On March 13, 2000, our Board of Directors approved, and on May 3, 2000 our shareholders approved, an increase in the number of shares reserved for issuance under our 1995 Stock Option Plan (the "1995 Plan") from 13,000,000 to 18,000,000.

     Options granted under the 1995 Option Plan may be "incentive stock options" as defined in Section 422 of the Code, or nonqualified options. Under the terms of the Plan, incentive stock options may be granted only to our key employees. The exercise price of incentive stock options may not be less than 100% of the fair market value of the Common Stock as of the date of grant (110% of the fair market value if the grant is to a person who owns more than 10% of the total combined voting power of all classes of our capital stock or any of our affiliates). The Code and the Plan limit the options first becoming exercisable in any calendar year which are treated as incentive stock options to options covering $100,000 of aggregate value (determined as of the date of the grant of the options) of Common Stock; options first becoming exercisable in any calendar year in excess of this limit are treated as nonqualified stock options. Nonqualified options may be granted under the 1995 Option Plan at an exercise price of not less than 85% of the fair market value of the Common Stock on the date of grant, or, if the grant is to a person who owns more than 10% of the total combined voting power of all classes of our capital stock or any of our affiliates, not less than 110% of the fair market value of the Common Stock as of the date of grant. The purchase price of stock acquired may be paid in cash or, at the discretion of the Committee, in Common Stock or through a deferred payment or other arrangement. We may require an optionee to give written assurances with respect to the optionee's business experience and investment purposes if required under the then applicable securities laws before exercising an option. If provided by the terms of the option, the optionee may satisfy tax-withholding obligations relating to the exercise of options by a cash payment or the withholding or delivery of Common Stock with a fair market value equal to the obligations.

     Unless otherwise provided in the applicable stock option agreement, upon termination of employment of an optionee, all options that were then exercisable will terminate three months (twelve months in the case of termination by reason of disability and eighteen months in the case of death) after the termination of employment. Upon an optionee's leave of absence, we may decide that such leave will be treated as a termination for the purposes of determining the termination date of the options or may suspend the vesting of the options.

     Options granted under the 1995 Option Plan may not be exercised more than ten years after the grant (five years after the grant if the grant is an option to a person who owns more than 10% of the total combined voting power of all classes of our capital stock or any of our affiliates). Options granted under the 1995 Option Plan are not transferable and may be exercised only by the respective grantees during their lifetime or by their heirs, executors or administrators in the event of death (or, in the case of nonqualified options, a transferee pursuant to a qualified domestic relations order). Shares subject to cancelled or terminated options are reserved for subsequently granted options. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.

     The 1995 Plan may be administered by the Board of Directors or in the Board's discretion by a committee designated by the Board. The 1995 Option Plan is effective for ten years, unless sooner terminated or suspended.

1998 INCENTIVE STOCK PLAN

     Two million shares of Common Stock are reserved for issuance under our 1998 Incentive Stock Plan (the "1998 Plan"). The Plan is administered by the Board of Directors, which may delegate administration to a committee (in both cases, the "Committee"). Under the 1998 Plan, the Committee may grant stock to directors, executive officers and selected employees ("Participants") for which the Participant is not obligated to pay additional consideration ("Stock Award") and may grant Participants the right to purchase a specified number of shares of Common Stock pursuant to a written agreement issued under the 1998 Plan ("Stock Purchase Offer"). Shares of Common Stock that Participants may receive as a Stock Award or under a Stock Purchase Offer may include restrictions on transfer, repurchase rights, rights of first refusal and forfeiture provisions as the Committee may determine. Under certain Stock Purchase Offers, we may issue shares of Common Stock to employees upon the receipt of a note receivable from the employee. The note receivable is secured by the shares of Common Stock, does not have a maturity date and is interest free. Upon termination any amount unpaid is settled through receipt of the original shares issued. The 1998 Plan will terminate in 2008, unless terminated earlier by the Board of Directors. As of March 31, 2000 no option to purchase shares of Common Stock was outstanding under the 1998 Plan, no shares had been issued by us upon exercise of options under the 1998 Plan, and 682,076 shares remained available for future grants under the 1998 Plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Directors. In July 1998 we loaned Skuli Mogensen and Guojon Mar Guojonsson $75,000, respectively. The loans accrued interest at a rate of 8% per annum and were due and payable on June 1, 1999. The total indebtedness for each of Messrs. Mogensen and Guojonsson was $84,240 at December 31, 1999. Both of these loans (including accrued interest) were repaid in full in April 2000.

     Ericsson. In February 1999 we and Ericsson agreed to create a long-term strategic partnership and to cooperate in the area of Internet-based technologies, applications and services. We and Ericsson anticipated joint development, testing, integration, marketing, sales, distribution, support and maintenance of solutions based on relevant technologies and services. We signed the GCDA with Ericsson that set the framework for current and future development projects. The GCDA anticipates specific development projects to be structured under various specific agreements. In the months following the execution of the GCDA, Ericsson, Inc. invested $13.1 million in us in exchange for 10,052,431 shares of Series A Preferred stock.

     We and Ericsson entered into a specific agreement under the GCDA to develop iPulse(TM) solutions. iPulse(TM) is a client-server application merging secure Internet messaging, message routing, IP telephony and traditional phone systems in one application. As a starting point for the iPulse(TM) development project, under the GCDA we licensed our server- and client technology to Ericsson. More specifically, Ericsson acquired the license to use, modify and distribute our server and client technology in connection with Ericsson's commercialization of the iPulse(TM) solution. With respect to further development of technologies and solutions for which Ericsson would fund development costs, the parties agreed that ownership of specific results of the joint development work, including iPulse(TM), would reside with Ericsson. As a net result of the GCDA, we receive 11.81% royalties of iPulse(TM) sales. We also retained a cross-license that gives us the right to use, modify and distribute any such development results. We and Ericsson also agreed that we would have the right to use, modify and distribute an OZ-branded version of the iPulse(TM) solution as a complementary service to the iPulse(TM) offering of Ericsson, without any charge by Ericsson.

     To further establish the framework in which we would be free to develop and distribute our proprietary products and services in combination with the joint development of iPulse(TM), the parties concluded a value-added reseller agreement in February 2000. The agreement is intended to secure the rights for us to a) license and distribute iPulse(TM) directly to our customers, b) use the iPulse(TM) software code to develop and market additional products and services based upon the iPulse(TM) technology platform, and c) provide our customers with hosting and maintenance services as a separate product offering running parallel with the iPulse(TM) solution marketed by Ericsson. In addition, the value-added reseller agreement grants Ericsson the non-exclusive right to buy or license any such products and solutions that are developed under the terms of the value-added reseller agreement.


     We received from Ericsson $3,577,348 in development revenues in 1998 and $3,909,533 in development revenues in 1999 related to the aforementioned agreements. We also received a license fee of $1,000,000 from Ericsson during 1999, half of which has been deferred and will be recognized over the three-year life of the GCDA.



     Lars Boman, a director, is currently Vice President of Ericsson radio systems AB (ERA). Ericsson nominated Mr. Boman to the Board of directors under the terms of a shareholder rights agreement among us, Ericsson, Skuli Mogensen, Guojon Mar Guojonsson and OZ Holdings LLC. Each of the parties to the shareholders rights agreement agreed to vote a sufficient number of shares in favor of one nominee designated by Ericsson. Fredrik Torstensson, our Executive Vice President of Business Development and Sales, was Director of Business Development for Ericsson Mobile Phones from 1998 until April 2000.



     Under the shareholders rights agreement, certain holders of our securities have the right to require registration of our securities under the Securities Act of 1933 ("Securities Act"), subject to certain terms and conditions. See
Item 8, "Description of Securities -- Registration Rights." In addition, Ericsson has the right to require us to purchase any of the Common Stock or Series A Preferred stock it owns in certain circumstances, as further described in Part I, Item 1, "Risk Factors -- We May Have to Repurchase Shares."

     Until we effect a public offering of our securities, each party to the shareholder rights agreement has the right of first refusal with respect to any proposed transfer of our securities by another party other than a transfer to an affiliate (as defined in the agreement); provided, however, that the first 1,000,000 shares transferred by Skuli Mogensen and Guojon Mar Guojonsson is not subject to the right of first refusal and shares held by a former affiliate of a party to the shareholder rights agreement shall become subject to the right of first refusal at the time of the transaction by which the affiliate loses its affiliate status. Upon notice by the transferor stating the purchase price and terms of the third party offer to purchase the shares, the other parties have the right for a period of ten days to elect to purchase a pro rata portion of the offered shares. If none of the parties elects to purchase the shares, the transferor may sell the shares to a third party purchaser.



     If we sell shares of common stock or preferred stock or options, warrants or other rights convertible or exercisable into shares of common stock or preferred stock at any time until a public offering, each party to the shareholder rights agreement has the right to purchase its pro rata portion of the number of securities offered for sale. However, the parties shall not have this right with respect to an issuance or sale of securities:



     - in connection with a stock split;



     - issuable to our employees, consultants or agents directly or through an equity incentive arrangement, not to exceed in the aggregate 10% of the outstanding capital stock as of February 4, 1999;



     - issuable or issued upon conversion of our preferred stock or warrants, rights or other securities convertible for common stock or preferred stock;



     - issuable or issued in connection with the acquisition of all or substantially all of the stock or assets of a person or entity; and



     - issuable or issued to a strategic investor that is not a competitor to us or Ericsson, not to exceed 20% of the outstanding capital stock as of February 4, 1999.



     If we offer to sell shares not exceeding 20% of our capital stock outstanding on February 4, 1999 to a strategic investor that is not a competitor to us or Ericsson, then Ericsson has the right to purchase from us a certain number of shares as determined by the formula set forth in the shareholder rights agreement.



     The parties to the shareholder rights agreement agree that until the earlier of a public offering or February 4, 2001, Skuli Mogensen and Guojon Mar Guojonsson will not transfer any shares other than to an affiliate if, after such transfer, Skuli Mogensen and Guojon Mar Guojonsson would own in the aggregate less than 30% of the outstanding capital stock on a fully diluted basis.



     Until a public offering, we have agreed in the shareholder rights agreement that we will not without the consent of Ericsson increase the authorized number of shares reserved under any stock option or purchase plan that results in the aggregate number of shares of common stock issued or issuable to providers of services to us exceeding [10,000,000] shares, issue any equity security or right to acquire an equity security to any primary competitor of Ericsson, or enter into any agreements with lenders providing for the borrowing of more than $750,000 or issue any notes, bonds, debentures, or similar instruments with an aggregate value in excess of $750,000.


ITEM 8. DESCRIPTION OF SECURITIES

     The following is a summary of certain information concerning our shares and certain provisions of our Articles and California law in effect on the date hereof. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles and the laws of California. Any change to the Articles is subject to approval by a general meeting of shareholders.

     Our authorized share capital consists of two hundred seventy-five million shares of Common Stock and twenty-five million shares of Preferred Stock. Our Board of Directors is authorized to issue the Preferred Stock from time to time in one or more series and is authorized to fix, alter or revoke the rights of such series and to increase or decrease the number of shares of that series. Twenty million shares of Preferred Stock have been designated as Series A Preferred.

COMMON STOCK

     As of March 24, 2000, 69,785,848 shares of Common Stock were outstanding and held of record by 1,217 shareholders of record. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to vote as a single class with the holders of Series A Preferred stock, unless otherwise required by law and except in certain circumstances enumerated in the Articles. Shareholders may have cumulative voting rights with respect to the election of directors if one or more shareholders gives notice at the shareholder's meeting of the intention to cumulate votes prior to the commencement of voting. Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, each holder of Common Stock will be paid an amount equal to fifty cents per share (as adjusted for stock splits, stock dividends and other recapitalizations) out of the proceeds remaining after the payment of the liquidation preference to the Series A Preferred stock. Holders of Common Stock have no preemptive, conversion, subscription or other rights. All outstanding shares of Common Stock are fully paid and non-assessable, except for 802,000 shares of restricted Common Stock that were issued to certain employees in consideration of non-recourse promissory notes in the aggregate amount of $381,000.

SERIES A PREFERRED STOCK

     As of March 24, 2000, 15,554,264 shares of Series A Preferred stock were outstanding and held by 32 shareholders. Holders of Series A Preferred stock are entitled to vote as a single class with holders of Common Stock with each holder of Series A Preferred stock entitled to one vote on an as converted basis. The approval of a majority of outstanding shares of Series A Preferred stock voting separately as a class is required before we may:

     - change the rights, preferences, privileges or restrictions so as to adversely affect any shares of Series A Preferred stock or issue any shares of Series A Preferred stock in excess of 20,000,000;

     - reclassify any shares of Common Stock or give them preference or priority as to dividends or assets superior to or on a parity with any shares of Series A Preferred stock;

     - increase the authorized number of Series A Preferred stock or authorize or issue shares of any class or series of stock having any preference or priority as to dividends, assets or voting rights superior to or on parity with such preferences, priority or rights of Series A Preferred stock;

     - purchase or redeem Common Stock except pursuant to a stock restriction, stock option, or any other agreement or plan providing for employee ownership of our shares;

     - sell or transfer all or substantially all of our assets or effect any liquidation, consolidation or merger by us; or

     - fix special qualifications of persons who may hold any shares of Series A Preferred stock or restrict the right to transfer Series A Preferred stock, unless required by law.

     Holders of Series A Preferred stock are entitled to a one dollar liquidation preference (subject to adjustment) in the event of our liquidation, dissolution or winding up. The merger or consolidation by us in which the shareholders own less than a majority of the outstanding shares of the surviving corporation, or the sale of all or substantially all of our assets is deemed to be a liquidation, dissolution or winding up.

     Each share of Series A Preferred stock may be converted at the option of the holder into shares of Common Stock based on a conversion ratio. After the stock split on May 26, one share of Series A Preferred may be converted into two shares of Common Stock. All shares of Series A Preferred stock will automatically be converted into Common Stock upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for our account and resulting in our receipt of more than $5,000,000, at a purchase price (prior to underwriters' commissions and offering expenses) of not less than $0.50 per share (subject to adjustment). Our Board of Directors and shareholders have recently approved an amendment to our Articles that provides that each share of Series A Preferred stock shall also be automatically converted into fully paid and nonassessable shares of

Common Stock at the conversion price then in effect in the event of a closing of a public offering in connection with which our shares are listed or otherwise designated for trading on any "designated offshore securities market" as that term is defined in Regulation S under the Securities Act, provided that such an offering covers the offer and sale of Common Stock for our account and results in our receipt of more than $5,000,000 at a purchase price (prior to underwriting commissions and offering expenses of not less than $0.50 per share (subject to adjustment), and provides that when we reacquire shares of a series, we are prohibited only from reissuing shares of the same series. Our Board of Directors and shareholders also have recently approved amendments that would designate a par value of $0.01 per share of Common Stock and Preferred Stock. Each share of Series A Preferred stock is presently convertible into the number of shares of Common Stock that results from dividing $1.00 by the conversion price. The conversion price will be proportionately changed in the event we at any time subdivide our outstanding Common Stock, issue a stock dividend on our outstanding Common Stock, or combine or consolidate the outstanding shares of Common Stock by reverse stock split or otherwise. The 2-for-1 stock split of our Common Stock which took effect on approximately May 26, 2000 decreased the conversion price to $0.50 per share of Common Stock. If we should at any time make any distribution to the holders of Common Stock, then the holder of each share of Series A Preferred stock is entitled to receive at the time of the distribution the amount of property or the number of securities that the holder would have received had the holder's Series A Preferred stock been converted. Except in the case of a merger or consolidation described above, in the event of any reorganization or reclassification of the outstanding shares of Common Stock (other than certain changes relating to the par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or in the case of any consolidation or merger by us (other than a merger in which we are the surviving party and which does not result in any reclassification of the outstanding shares of Common Stock), the holder of each share of Series A Preferred stock shall have the right to convert the share into the kind and amount of stock and other securities and property that would have been received in such event by a holder of the number of shares of Common Stock into which the shares of Series A Preferred was convertible immediately prior to such event. The Articles also provide for the adjustment of the conversion price in the event of certain diluting issues. The shares of Series A Preferred stock do not have preemptive or subscription rights.


WARRANTS

     In December 1996, we issued warrants to purchase up to a total of 308,000 shares at an exercise price of $0.55 per share to three individuals for professional services performed in connection with the sale of our Common Stock to investors. The warrants vested immediately and were exercisable until September 30, 1997. The warrants were not exercised by the expiration date. In April 1998 these warrants were extended and are exercisable until a public sale of our Common Stock pursuant to an effective registration statement under the Securities Act or a consolidation or merger by us into another corporation. As of March 24, 2000, these warrants to purchase 308,000 shares of Common Stock remain outstanding.

     In December 1996, we issued warrants to purchase up to 40,000 shares of Common Stock at an exercise price of $0.25 per share to a third party in exchange for the transfer of an Internet domain to us. The warrants are fully vested and are exercisable until the earlier of October 31, 2001 or immediately prior to the closing of any consolidation or merger by us. As of March 24, 2000, these warrants to purchase 40,000 shares of Common Stock remain outstanding.

     In January 1997, we issued a warrant to purchase up to 80,000 shares of Common Stock at an exercise price of $0.25 per share to a former employee for services received. The warrant is fully vested and is exercisable until the earlier of February 1, 2002 or immediately prior to the closing of any consolidation or merger by us. As of March 24, 2000, this warrant to purchase up to 80,000 shares of Common Stock remains outstanding.


REGISTRATION RIGHTS



     We have entered into a shareholder rights agreement with Ericsson, Skuli Mogensen, Guojon Mar Guojonsson and OZ Holdings LLC. The following is a brief summary of certain registration rights and other provisions included in this agreement. Because the following is a summary description only, it does not include the specific terms and provisions of the agreement. In addition, summary descriptions of our obligation to repurchase shares from Ericsson under certain conditions and rights of first refusal, participation rights and other provisions with respect to the issuance and transfer of our securities in the shareholders rights agreement are included in Item 1 ("Risk Factors") and Item 8 ("Description of Securities"). These summaries are qualified in their entirety by reference to the shareholder rights agreement which is included as an exhibit to this registration statement.



     Under the shareholder rights agreement, at any time after the earlier of February 4, 2004 or six months after the effective date of a public offering, we have agreed to register under the Securities Act the Common Stock outstanding and/or, the Common Stock issued or issuable upon the conversion of Series A Preferred stock or the exercise of warrants to purchase Common Stock requested to be registered by the parties or their permitted assigns holding a majority of such registrable securities. However, we may exercise our right once during any twelve-month period to defer the registration of the registrable securities for four months if our Board of Directors decides that it would be to our detriment and the detriment of our shareholders to register the registrable securities. In addition, we are not obligated to effect a registration if we have effected two registrations upon the request of a majority of the holders; during a specified time period when we are registering our securities for cash; or if the holders propose to dispose of their registrable securities on a Form S-3. If we propose to register any stock solely for cash in connection with a public offering, these holders may also request that their securities also be registered. We will bear all the expenses of registering the registrable securities other than underwriting discounts and commissions. In an offering involving the underwriting of shares, the underwriters may limit the number of shares to be underwritten as a result of marketing factors subject to certain exceptions. In connection with the registration of the registrable securities, we will indemnify each holder for any losses incurred with respect to any material misstatements in the prospectus or any violations of any securities laws. Each holder will indemnify us against losses based on our reliance on the material furnished to us which leads to a misstatement in the prospectus or a violation of securities laws.



     We will effect a registration of Common Stock on a Form S-3 if requested by the holders under the shareholders rights agreement at least 25% of the registrable securities, subject to certain exceptions set forth in the shareholders rights agreement. We will bear the costs for the registration on the Form S-3 other than underwriters' discounts or commissions.



     Subject to certain terms and conditions, a holder under the shareholder rights agreement may transfer its right to cause us to register registrable securities if such assignee holds at least one percent of the registrable securities initially issued to the holder.



     Each of the parties to the shareholder rights agreement agrees that, during the period (not to exceed 180 days) specified by us or an underwriter following the date of the final prospectus to effect a registration under the Securities Act, it shall not to the extent requested by us or an underwriter transfer or dispose of any of our securities except for Common Stock included in the registration if it is our first such registration statement covering Common Stock or other securities to be sold to the public in an underwritten offering and all officers, directors, holders of at least 1% of our voting securities, and persons with registration rights enter into similar agreements.



                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     Currently there is no public trading market for our Common Stock in the United States. No class of our capital stock is quoted on either the National Quotations Bureau "Pink Sheets" or the NASD OTC Bulletin Board.

     As of March 31, 2000 options to purchase 5,944,266 shares of Common Stock were outstanding under the 1995 Stock Option Plan, no options were outstanding under the 1998 Incentive Stock Plan, and

15,554,264 shares of Series A Preferred stock convertible into 31,108,528 shares of Common Stock were outstanding. As of March 31, 2000, warrants to purchase 428,000 shares of Common Stock were outstanding.


DIVIDENDS

     We have not paid dividends since our formation and do not anticipate paying dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, business, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

HOLDERS

     As of March 24, 2000, there were 1,217 holders of record of Common Stock and 32 holders of record of Series A Preferred stock.

     As of March 24, 2000, 69,785,848 shares of Common Stock and 15,554,264 shares of Series A Preferred stock were outstanding. Shares held by our affiliates, as defined in Rule 144 of the Securities Act, may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

RULE 144

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the effective date of this Registration Statement a number of shares of Common Stock that does not exceed the greater of (a) 1% of the then outstanding shares of common stock, or (b) the average weekly trading volume during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the U.S. Securities and Exchange Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about us are satisfied. A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock, the personal circumstances of the sellers and other factors. Currently, there is no public trading market for the Common Stock in the United States, and we cannot be certain that an active trading market will ever develop or be sustained. Should a market develop for our Common Stock, any future sale of substantial amounts of the Common Stock may adversely affect the market price of the Common Stock.

RULE 701

     In general, under Rule 701, any of our employees, consultants or advisors who purchases or receives our shares in connection with a compensatory plan will be eligible to resell his shares beginning 90 days after the date on which this Registration Statement becomes effective. Non-affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

REGISTRATION STATEMENT ON FORM S-8

     We intend to file a registration statement on Form S-8 under the Securities Act after this Registration Statement becomes effective to register the shares of common stock subject to outstanding stock options reserved for issuance under our stock option, incentive and purchase plans, thus permitting the resale of such shares by nonaffiliates without restriction under the Securities Act. As of March 31, 2000, there were outstanding options to purchase approximately 5,944,266 shares of Common Stock under our 1995 Stock Option Plan. We have also entered into the shareholder rights agreement pursuant to which we have agreed under certain conditions to register shares of common stock. See Part I, Item 8 "Description of Securities."


ITEM 2. LEGAL PROCEEDINGS

     We are not a party to any legal proceeding in any court, and management is not aware of any contemplated proceedings by any governmental authority against us.


     A former officer and director who was terminated in December 1998 notified us in July 2000 that he is claiming the right to rescind his termination agreement and general release and obtain additional payments under his employment agreement. He has also threatened to file a class action lawsuit against certain of our officers alleging securities fraud. He has demanded $200,000 and the issuance of 500,000 shares of our Common Stock to settle these claims. We believe these claims are without merit and intend to defend vigorously any proceedings that may be instituted.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In January 1997, we issued a warrant to purchase up to 80,000 shares of Common Stock at an exercise price of $0.25 per share to a former employee for services received. The warrant is fully vested and is exercisable until the earlier of February 1, 2002 or immediately prior to the closing of any consolidation or merger by us. As of March 24, 2000, this warrant to purchase up to 80,000 shares of Common Stock remains outstanding. The sale was made in reliance on Regulation S under the Securities Act. No commissions were paid by us.

     Between March 28, 1997 and October 22, 1997, 5,380,000 shares of Common Stock were issued to eighteen individual and institutional Japanese investors for an aggregate purchase price of $3,497,000. Of these shares, 200,000 shares were issued in exchange for professional services as well as monetary consideration. The sales were made in reliance on Regulation S under the Securities Act. Yamaichi Securities served as an agent for the placement of some of these shares. No commissions were paid by us.

     On October 29, 1997 and November 6, 1997, we issued 319,646 shares of Common Stock to two Icelandic investors for an aggregate purchase price of $207,770. The sales were made in reliance on Regulation S under the Securities Act. No commissions were paid by us.

     In June 1998 we sold and issued a series of 1998 Convertible Bonds in consideration for an aggregate amount of $2,500,000. The Convertible Bonds could be converted at the election of the bondholder any time prior to June 1, 1999 for that number of shares equal to the face value of the bond, divided by $0.65. Prior to June 1999, all of the holders of the Convertible Bonds converted their bonds into an aggregate of 3,846,150 shares of Common Stock at a value of $0.65 per share. The sales were in reliance on Regulation S under the Securities Act. No commissions were paid by us.

     On March 16, 1999, we issued and sold 1,000,000 shares of Common Stock to Landsbref hf. for resale to Icelandic individuals and institutional investors. On May 12, 1999, we issued and sold an additional 1,000,000 shares of Common Stock to Fjarfestingabanki atvinnulifsins hf. for resale to Icelandic individuals and institutional investors. The purchase price was $1.90 per share from which the purchasers received a ten percent discount. The sales were made in reliance on Regulation S under the Securities Act.

     In each of the six preceding paragraphs, the issuances were made to buyers who were outside the United States and no directed selling efforts were made in the United States by us or any of our agents. The buyers have certified that they are not United States persons and have agreed to the resale provisions of Regulation S. The shares of Common Stock contain a legend regarding the restrictions on transfer, and we will not register any transfer of our shares not made in accordance with Regulation S.

     On December 14, 1997, the Board of Directors and shareholders approved and adopted a plan of recapitalization. Under this plan, all shareholders who paid $0.2344 or more per share of Common Stock were permitted to exchange two shares of Common Stock for one share of Series A Preferred Stock. The exchange was terminated on February 15, 1999. As of December 31, 1998 and 1999, an aggregate of 10,797,510 and 11,370,436 shares of Common Stock had been exchanged for Series A Preferred Stock, respectively. The exchange was made in reliance on Sections 3(a)(9) and 4(2) under the Securities Act.

     During 1998, 1999 and as of March 31, 2000, we issued respectively 746,000, 120,000 and 160,000 shares of Common Stock to employees in exchange for payments of notes receivable in the amount of $74,600, $141,000 and $188,000, respectively. During 1999 and as of March 31, 2000, we received payments of $15,400 and $12,400 in exchange for 144,000 and 124,000 shares respectively of Common Stock. On December 31, 1998 and 1999 and as of March 31, 2000, notes receivable in the amount of $74,600, $200,200 and $375,800 were outstanding for 646,000, 712,000 and 748,000 shares of Common Stock, respectively. These shares of Common Stock were issued under the 1998 Incentive Stock Option Plan which provides that we may issue shares of Common Stock upon the receipt of a note receivable from the employee. These shares were issued in reliance of Rule 701 under the Securities Act.

     In 1998 and 1999 we issued 811,000 and 1,513,484 shares of Common Stock respectively upon exercise of options issued under our 1995 Option Plan. These sales were made in reliance on Rule 701 under the Securities Act.

     In 1998 and 1999 we issued 269,110 and 122,814 shares of Common Stock respectively as bonuses to employees under the 1998 Incentive Stock Option Plan. These sales were made in reliance on Rule 701 under the Securities Act.

     In February 1999, we entered into a Stock and Warrant Purchase Agreement with Ericsson, Inc. under the terms of which Ericsson, Inc. had the right to purchase up to 10,052,431 shares of Series A Preferred stock at $1.30 per share. In June 1999, Ericsson, Inc. exercised its warrant by purchasing 4,769,231 shares of Series A Preferred stock for an aggregate purchase price of $6,200,000. In October 1999, Ericsson, Inc. exercised the balance of its purchase rights by purchasing 5,283,200 shares of Series A Preferred stock for an aggregate purchase price of $6,868,160. The sales were made in reliance on
Section 4(2) of the Securities Act. We believe that Ericsson, Inc. is an accredited investor as defined in Regulation D of the Securities Act. No commissions were paid by us.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California Corporations Code, as amended, allows us to indemnify our officers, directors, employees and agents for any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was our agent against expenses, judgments, fines and settlements actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in our best interests and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

     Article V of our Articles provides that our directors shall be protected from personal liability from monetary damages to the fullest extent permitted by law. Article IV of the Company's Bylaws also contains a provision for the indemnification of our directors and agents.

     We have entered into an indemnification agreement with certain of our directors and certain of our executive officers, among others, to provide them with the maximum indemnification allowed under our Bylaws and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being our director, officer or employee, to the extent such indemnification is permitted by the laws of California.

                                     OZ.COM

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGES
                                                              -----
Report of Independent Accountants...........................     44
Consolidated Balance Sheets as of December 31, 1998, and
  1999......................................................     45
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................     46
Consolidated Statements of Changes in Shareholders' Equity
  (Deficit) and Comprehensive Income for the years ended
  December 31, 1997, 1998 and 1999..........................     47
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................     48
Notes to Consolidated Financial Statements..................  49-59
Consolidated Balance Sheets as of March 31, 2000 (unaudited)
  and December 31, 1999.....................................     60
Consolidated Statements of Operations (unaudited) for the
  three months ended March 31, 1999 and 2000................     61
Consolidated Statements of Cash Flows (unaudited) for the
  three months ended March 31, 1999 and 2000................     62
Consolidated Statements of Comprehensive Income (unaudited)
  for the three months ended March 31, 1999 and 2000........     63
Notes to Consolidated Financial Statements (unaudited) for
  the three months ended March 31, 1999 and 2000............     64

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of OZ.COM.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity (deficit) and comprehensive income and of cash flows present fairly, in all material respects, the financial position of OZ.COM and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years ended December 31, 1999 in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of OZ.COM's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS EHF
Reykjavik, Iceland

April 14, 2000, except for
Note 17 which is as of
May 3, 2000

                                     OZ.COM

                          CONSOLIDATED BALANCE SHEETS


                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1998            1999
                                                              ------------    ------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $    368,275    $ 13,603,592
  Trade accounts receivable.................................       625,357          22,456
  Trade accounts receivable from shareholder (Note 2).......       292,634       1,391,816
  Prepaid expenses and other current assets.................       143,461         406,232
                                                              ------------    ------------
     Total current assets...................................     1,429,727      15,830,328
Property and equipment, net (Note 3)........................     1,525,648       2,079,531
Other assets................................................       215,049         130,510
                                                              ------------    ------------
     Total assets...........................................  $  3,170,424    $ 17,634,137
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Cash overdraft............................................  $    383,304    $         --
  Trade accounts payable....................................       380,923         188,305
  Accrued liabilities (Note 4)..............................       416,978         505,133
  Current portion of deferred revenue.......................            --         171,920
  Current portion of notes payable (Note 5).................        25,244          24,069
  Current portion of capital lease obligations (Note 7).....        14,953           3,384
                                                              ------------    ------------
     Total current liabilities..............................     1,221,402         892,811
  Notes payable (Note 5)....................................       523,317         505,445
  Deferred revenue..........................................            --         171,920
  Convertible bonds (Note 6)................................     2,500,000              --
  Capital lease obligations, net of current portion (Note
     7).....................................................         4,140              --
                                                              ------------    ------------
     Total liabilities......................................     4,248,859       1,570,176
                                                              ------------    ------------
  Redeemable preferred stock, $0.01 par value 10,052,431
     shares issued and outstanding (liquidation value
     $10,052,431)...........................................            --      13,068,160
Commitments and contingencies (Note 16)

Shareholders' equity (deficit): (Note 8)
  Preferred Stock, $0.01 par value:
     5,398,755 and 5,685,218 shares issued and outstanding,
       respectively (liquidation value $5,685,218)..........     5,012,574       5,384,976
  Common stock, $0.01 par value:
     275,000,000 shares authorized:
     61,449,556 and 68,359,078 shares issued and
       outstanding, respectively............................       614,496         683,591
  Additional paid in capital................................     3,601,688       9,880,238
Notes receivable from shareholders (Note 12)................       (74,600)       (200,200)
Deferred compensation (Note 10).............................      (114,292)       (376,668)
Accumulated deficit including other comprehensive income of
  $71,906 and $56,886, respectively.........................   (10,118,301)    (12,376,136)
                                                              ------------    ------------
     Total shareholders' equity (deficit)...................    (1,078,435)      2,995,801
                                                              ------------    ------------
     Total liabilities and shareholders' equity (deficit)...  $  3,170,424    $ 17,634,137
                                                              ============    ============


   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                          FOR THE YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------
                                                         1997           1998           1999
                                                      -----------    -----------    -----------
REVENUE.............................................  $   926,325    $ 4,119,815    $ 5,174,398
                                                      -----------    -----------    -----------
OPERATING EXPENSES
  Cost of sales.....................................    1,496,918      2,059,389      3,309,870
  Sales and marketing...............................    1,597,727      1,236,314      1,924,807
  General and administrative........................    2,474,764      2,065,788      2,256,542
  Research and development..........................      225,527        446,212        487,388
                                                      -----------    -----------    -----------
          Total operating expenses..................    5,794,936      5,807,703      7,978,607
                                                      -----------    -----------    -----------
          Operating loss............................   (4,868,611)    (1,687,888)    (2,804,209)
                                                      -----------    -----------    -----------
Interest income.....................................       87,439         35,187        399,322
Interest expense (Note 5 & 6).......................     (111,430)      (169,824)        31,251
Other income (expense), net.........................       39,659         11,138        130,821
                                                      -----------    -----------    -----------
          Loss before provision for income taxes....   (4,852,943)    (1,811,387)    (2,242,815)
Income taxes (Note 13)..............................            0              0              0
                                                      -----------    -----------    -----------
          Net loss..................................  $(4,852,943)   $(1,811,387)   $(2,242,815)
                                                      ===========    ===========    ===========
Loss per share: (Note 9)
     Basic..........................................  $     (0.07)   $     (0.03)   $     (0.03)
                                                      ===========    ===========    ===========
     Diluted........................................  $     (0.07)   $     (0.03)   $     (0.03)
                                                      ===========    ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME


                                                                   YEAR ENDED DECEMBER 31,
                                        ------------------------------------------------------------------------------
                                                 1997                       1998                        1999
                                        -----------------------   -------------------------   ------------------------
                                          SHARES         $          SHARES           $          SHARES          $
                                        ----------   ----------   -----------   -----------   ----------   -----------
Preferred Stock
  Balance, beginning of year..........          --           --            --            --    5,398,755     5,012,574
  Conversion of common shares to
    Series A Preferred................          --           --     5,398,755     5,012,574      286,463       372,402
                                        ----------   ----------   -----------   -----------   ----------   -----------
    Balance, end of year..............          --           --     5,398,755     5,012,574    5,685,218     5,384,976
                                        ==========   ==========   ===========   ===========   ==========   ===========
Common Stock and Additional Paid in
  Capital
  Balance, beginning of year..........  65,467,310    5,265,212    71,166,956     9,120,748   61,449,556     4,216,184
  Common stock issued.................   5,499,646    3,574,933                                2,000,000     3,510,000
  Employee stock options exercised....          --           --       811,000        81,100    1,513,484       280,348
  Common stock issued for professional
    services..........................     200,000      130,000            --            --           --            --
  Common stock issued for employee
    compensation......................          --           --       269,110        26,910      122,814        79,229
  Deferred compensation from stock
    option grants.....................          --      110,333            --            --           --       350,470
  Issuance of warrants to purchase
    common stock......................          --       40,270
  Convertible bonds converted to
    common stock......................          --           --            --            --    3,846,150     2,500,000
  Conversion of common stock to
    preferred stock...................          --           --   (10,797,510)   (5,012,574)    (572,926)     (372,402)
                                        ----------   ----------   -----------   -----------   ----------   -----------
    Balance, end of year..............  71,166,956    9,120,748    61,449,556     4,216,184   68,359,078    10,563,829
                                        ==========   ==========   ===========   ===========   ==========   ===========
Notes Receivable from Shareholders
  (Note 12)
  Balance, beginning of year..........                       --                          --                    (74,600)
  Notes receivable issued.............                       --                     (74,600)                  (141,000)
  Payments received...................                       --                          --                     15,400
                                                     ----------                 -----------                -----------
    Balance, end of year..............                       --                     (74,600)                  (200,200)
                                                     ==========                 ===========                ===========
Deferred Compensation
  Balance, beginning of year..........                  (82,667)                   (165,292)                  (114,292)
  Deferred compensation arising from
    option grants.....................                 (110,333)                         --                    350,470
  Amortization of deferred
    compensation......................                   27,708                      51,000                     88,094
                                                     ----------                 -----------                -----------
    Balance, end of year..............                 (165,292)                   (114,292)                  (376,668)
                                                     ==========                 ===========                ===========
Accumulated Deficit
  Balance, beginning of year..........               (3,518,970)                 (8,310,431)               (10,118,301)
                                                     ----------                 -----------                -----------
    Net loss..........................               (4,852,943)                 (1,811,387)                (2,242,815)
  Other comprehensive income:
    Translation adjustments...........                   61,482                       3,517                    (15,020)
                                                     ----------                 -----------                -----------
    Comprehensive income..............               (4,791,461)                 (1,807,870)                (2,257,835)
                                                     ----------                 -----------                -----------
    Balance, end of year..............               (8,310,431)                (10,118,301)               (12,376,136)
                                                     ==========                 ===========                ===========
    Total shareholders' equity
      (deficit).......................                  645,025                  (1,078,435)                 2,995,801
                                                     ==========                 ===========                ===========


   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                             1997           1998           1999
                                                          -----------    -----------    -----------
Cash flows from operating activities:

  Net loss..............................................  $(4,852,943)   $(1,811,387)   $(2,242,815)
  Adjustments to reconcile net loss to net cash provided
     (used) in operating activities:
     Depreciation.......................................      309,180        288,471        344,000
     Noncash charges (credits), net.....................      170,270       (129,004)        99,920
     Amortization of deferred compensation..............       27,708         51,000         88,094
  Changes in operating assets and liabilities:
     Increase in trade accounts receivable..............     (200,394)      (604,644)      (496,281)
     (Increase) decrease in prepaid expenses and other
       assets...........................................       25,299        (83,761)      (165,744)
     Increase (decrease) in trade accounts payable......     (135,382)       268,050       (192,618)
     Increase (decrease) in accrued liabilities.........      (66,105)       223,731        260,075
     Increase in deferred revenue.......................           --             --        171,920
                                                          -----------    -----------    -----------
     Net cash used in operating activities..............   (4,722,367)    (1,797,544)    (2,133,449)
                                                          -----------    -----------    -----------
Cash flows from investing activities:
  Purchase of property and equipment....................     (193,981)      (547,349)      (948,932)
  Proceeds from sales of furniture and equipment........           --             --         17,875
                                                          -----------    -----------    -----------
  Net cash used in investing activities.................     (193,981)      (547,349)      (931,057)
                                                          -----------    -----------    -----------
Cash flows from financing activities:
  Bank overdraft........................................      121,340        261,964       (383,304)
  Issuance of preferred stock...........................           --             --     13,068,160
  Issuance of common stock..............................    3,574,933             --      3,510,000
  Exercise of employee stock options....................           --          6,500        154,748
  Issuance of notes payable and convertible bonds.......       54,476      2,500,000             --
  Payments of notes payable.............................     (182,465)       (39,986)       (19,047)
  Payment of capital lease obligation...................      (46,634)       (22,939)       (15,714)
                                                          -----------    -----------    -----------
  Net cash provided by financing activities.............    3,521,650      2,705,539     16,314,841
                                                          -----------    -----------    -----------
Effect of currency exchange rates on cash...............       61,482          3,518        (15,020)
                                                          -----------    -----------    -----------
  Net increase (decrease) in cash.......................   (1,333,216)       364,164     13,235,317
Cash and cash equivalents at beginning of period........    1,337,327          4,111        368,275
                                                          -----------    -----------    -----------
Cash and cash equivalents at end of period..............  $     4,111    $   368,275    $13,603,592
                                                          ===========    ===========    ===========
Supplemental cash flow information:
  Cash paid for interest................................  $    54,660    $    55,235    $    49,698
                                                          ===========    ===========    ===========
Supplemental schedule of non-cash investing and
  financing activities:
  Conversion of bonds to common stock...................  $        --    $        --    $ 2,500,000
                                                          ===========    ===========    ===========
  Conversion of common stock to preferred stock.........  $        --    $ 5,012,574    $   372,402
                                                          ===========    ===========    ===========
  Common stock issued for notes.........................  $        --    $    74,600    $   141,000
                                                          ===========    ===========    ===========
  Common stock issued for employee compensation.........  $        --    $    26,910    $    79,229
                                                          ===========    ===========    ===========
  Common stock issued for professional services.........  $   130,000    $        --    $        --
                                                          ===========    ===========    ===========
  Capital lease obligations for equipment...............  $    44,185    $        --    $        --
                                                          ===========    ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization

     OZ.COM was incorporated in California on December 14, 1995. OZ.COM and its subsidiaries (the Company) are developers and vendors of software and services, including hosting services, that enable the delivery of wireless and Internet-based services over multiple communications networks, including wireless networks, the public fixed telephone network and the Internet. The Company conducts its marketing and sales in North America, Iceland and Sweden, while, design and development activities are primarily conducted in Iceland. Through December 1999 the Company's business has primarily been in the development of customer specific software products.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of OZ.COM and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash equivalents consist of highly liquid investments, which are readily convertible into cash or have maturities of three months or less on the date of purchase.

  Financial Instruments

     Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held with financial institutions with high credit standings.

     The customer base currently consists of one large related party customer. The concentration of credit risk with this one customer is not considered significant due to their size and credit standing. See the discussion of related parties in Note 2. Cost approximates market value for all financial instruments.

  Property and Equipment

     Property, and equipment, including property under capital leases, are recorded at cost. The Company uses the straight line method in computing depreciation based on the estimated useful lives of the assets. The annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings -- 50 years; computer equipment and software -- 2 to 3 years; furniture and leasehold improvements -- 5 years; and other equipment -- 5 years.

     Maintenance and repairs are expensed as incurred, while capital improvements to assets are recorded as an addition to the original cost of the asset and depreciated over the remaining useful life of the related asset. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of operations.

                                     OZ.COM

  Impairment of Long-Lived Assets

     As appropriate, management determines whether any property or equipment has been impaired based on the criteria established by Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The Company has made no adjustments to the carrying values of property and equipment during the years ended December 31, 1997, 1998, and 1999.

  Capitalized Research and Development Costs

     Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant and, therefore, the Company has not capitalized any such costs.

  Research and Development

     The Company expenses all research and development costs as incurred.

  Revenue Recognition

     The Company's revenues consist primarily of fees for software development received from contracted research and development agreements; additionally, there are some software license revenues. Revenues from contracted research and development agreements are recognized at the completion and acceptance of the project by the customer provided that the fee is fixed and determinable, and collection is considered probable by management. Software license revenues consist of sales of software licenses, which are recognized upon execution of a contract and delivery of software, provided that the license fee is fixed and determinable, no significant production, modification or customization of the software is required and collection is considered probable by management.

     Amounts received in advance of satisfying revenue recognition criteria are classified as deferred revenue in the accompanying consolidated balance sheets.

     The Company generally warrants that its products will function substantially in accordance with documentation provided to customers for approximately twelve months following initial shipment to the customer. As of December 31, 1999, the Company has not incurred any significant expenses related to warranty claims.

  Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using enacted statutory rates in the relevant tax jurisdictions. A valuation allowance against net deferred tax assets is established if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

  Foreign Currency Translation

     Assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, are translated at the year-end exchange rates. Revenues and expenses are translated at the average rates of

                                     OZ.COM
exchange prevailing during the year. The adjustments resulting from translating the financial statements of such foreign subsidiaries is included in accumulated other comprehensive income, which is reflected as a separate component of shareholders' equity.

  Earnings per Share

     Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year plus the effect of common stock issuable upon the exercise of employee stock options using the treasury stock method and the effect of convertible debt, conversion of preferred shares, or common stock warrants using the if converted method. Reconciliations of the net loss per share computations for the years ended December 31, 1997, 1998 and 1999 are included in Note 9.

  Employee Stock-Based Compensation

     The Company accounts for stock-based compensation under the intrinsic value method as set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," is discussed in Note 10.

  Stock-Based Compensation for Non-Employees

     The Company periodically settles fees incurred for professional services through the issuance of common stock. The number of shares of common stock equal to the fees incurred is calculated and issued based upon the fair value of common stock on the date of issuance. The Company records an expense equal to the fair value of common stock issued.

  Recently Issued Accounting Pronouncements:

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for fiscal years beginning after January 1, 2001. The Company does not believe the adoption of SFAS 133 will have a material effect on the Company's results of operations or financial condition.

2. RELATED PARTY TRANSACTIONS:

     In February 1999, the Company entered into a stock and warrant purchase agreement with Ericsson, Inc. pursuant to which Ericsson received a warrant and other purchase rights to purchase up to 10,052,431 shares of the Company's Series A Preferred stock at $1.30 per share, at the time equal to approximately 20% of the capital stock of the Company. In June 1999, Ericsson exercised a portion of its warrant by purchasing 4,769,231 shares of the Company's Series A Preferred stock for total cash consideration of $6,200,000. In October 1999, Ericsson exercised the balance of its warrant by purchasing 5,283,200 shares of the Company's Series A Preferred stock for total cash consideration of $6,868,160. On the date of issuance of the stock warrants to Ericsson, the fair value of the Company's common stock was approximately $0.10 and the price of the warrants was $1.30. The warrants have a contracted life of nine months and based upon a fair value calculation the value of the warrants is insignificant.

     In February 1999, Ericsson and the Company entered into two agreements, which laid the basis for a strategic partnership between the two companies. Pursuant to these agreements, the companies agreed to cooperate in the area of Internet-based technologies, applications and services, including, but not limited to, development, testing, integration, marketing, sales, distribution, support and maintenance of solutions based

                                     OZ.COM
on the technologies and services of each company. The parties' co-operation is non-exclusive and each party's participation is based on its individual evaluation of the commercial viability and expected benefits of the relationship. The initial terms of the agreements expire on December 31, 2001, but the agreements renew automatically for one year terms until terminated by either party.

     Under the terms of one of the agreements, as long as Ericsson owns shares representing 5% or more of the capital stock of OZ.COM, OZ.COM must inform Ericsson of any proposal to license or sell any of the technology covered in the agreement or to enter into any transaction with any principal competitor of Ericsson. Ericsson may opt to enter into the proposed transaction on the same terms and conditions.

     For the years ended December 31, 1997, 1998 and 1999, the Company recognized revenue from Ericsson in the amounts of $798,500, $3,577,348 and $4,565,693, respectively. At year end all amounts due to the Company from Ericsson in connection with development agreements have been classified as trade accounts receivables from shareholders in the accompanying consolidated balance sheets.

3. PROPERTY AND EQUIPMENT:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Buildings.................................................  $   991,691    $ 1,383,156
Computer equipment and software...........................      874,097      1,272,654
Computer equipment under capital leases...................      197,252        197,252
Furniture and leasehold improvements......................      404,778        400,940
Other equipment...........................................       62,281         61,695
                                                            -----------    -----------
                                                              2,530,099      3,315,697
Less accumulated depreciation.............................   (1,004,451)    (1,236,166)
                                                            -----------    -----------
                                                            $ 1,525,648    $ 2,079,531
                                                            ===========    ===========

     At December 31, 1998 and 1999, accumulated depreciation on computer equipment under capital leases is $190,708, and $197,252, respectively. Depreciation expense is $309,180, $288,471 and $344,000 for 1997, 1998 and 1999,
respectively.

4. ACCRUED LIABILITIES:

     Accrued liabilities is comprised of the following at December 31, 1998 and 1999:

                                                                1998        1999
                                                              --------    --------
Accrued vacations...........................................  $168,591    $239,058
Other payroll liabilities...................................   133,390     189,389
Accrued interest on bonds...................................   100,000          --
Other accrued liabilities...................................    14,997      76,686
                                                              --------    --------
                                                              $416,978    $505,133
                                                              ========    ========

                                     OZ.COM

5. NOTES PAYABLE:

     The Company has entered into several long-term borrowing agreements with Icelandic lenders. At December 31, 1998 and 1999 the following borrowings are outstanding:

                                                                       PRINCIPAL BALANCE
                                                                         OUTSTANDING AT
                                                                          DECEMBER 31,
                                  ANNUAL INTEREST                     --------------------
LENDER                                 RATE          MATURITY DATE      1998        1999
------                            ---------------    -------------    --------    --------
Bunaoarbanki Islands hf.........         --           July 1, 1999    $  1,457    $     --
Bunaoarbanki Islands hf(1)......       6.85%         Dec. 15, 2021     148,461     150,219
Bunaoarbanki Islands hf(2)......       7.35%         June 15, 2009     124,707     114,167
Osta-og smjorsalan sf(3)........       6.00%          Oct. 1, 2022     273,936     265,128
                                                                      --------    --------
                                                                      $548,561    $529,514
                                                                      ========    ========

---------------
(1) The bank note payable is denominated in Icelandic Krona with a original principal balance of ISK 10 million. The original principal balance is adjusted monthly for fluctuations in the Icelandic consumer price index, in accordance with the terms of the note agreement. At December 31, 1998 and 1999 the adjusted principal balances are ISK 10,291,317 and ISK 10,868,347, respectively. Principal payments commence on July 15, 2009. Payments are made monthly on a pro-rata basis over the remaining 150 months of the note term. Interest payments are made on a monthly basis.

(2) The bank note payable is denominated in Icelandic Krona with a original principal balance of ISK 10 million. The original principal balance is adjusted annually for fluctuations in the Icelandic consumer price index, in accordance with the terms of the note agreement. At December 31, 1998 and 1999 the adjusted principal balances are ISK 8,644,705 and 8,259,942, respectively. Principal payments commenced on January 15, 1997. Principal and interest payments are made monthly on a pro-rata basis of the remaining principal plus accrued interest balance.

(3) Note payable is denominated in Icelandic Krona with a original principal balance of ISK 20 million. The original principal balance is adjusted annually for fluctuations in the Icelandic consumer price index, in accordance with the terms of the note agreement. At December 31, 1998 and 1999 the adjusted principal balances are ISK 18,989,213 and 19,182,022, respectively. Principal payments commenced on October 1, 1997. Principal and interest payments are made annually on a pro-rata basis of the remaining principal plus accrued interest balance.

     Principal maturities of notes payable at December 31, 1999 are as follows:

Years ending December 31,
2000........................................................  $ 24,069
2001........................................................    24,069
2002........................................................    24,069
2003........................................................    24,069
2004........................................................    24,069
Thereafter..................................................   409,169
                                                              --------
Total principal amounts due.................................   529,514
Current maturities..........................................   (24,069)
                                                              --------
Long term portion of notes payable..........................  $505,445
                                                              ========

     Pursuant to the note agreements, the Company has pledged its buildings as collateral for several loans. The amount pledged at December 31, 1998 and 1999 approximates $914,000 and $534,000, respectively.

                                     OZ.COM

6. CONVERTIBLE BONDS:

     In June 1998, the Company issued $2.5 million in convertible bonds. The bonds bore interest at a rate of 8% and were to mature on September 1, 2001. The bonds provided for annual interest commencing on September 1, 1999.

     In accordance with the terms of the bond agreement, the bonds were converted at the option of the bondholders into common stock from January 11 to May 31, 1999 at a conversion price of $0.65 per share of common stock on a post-split basis. As the date of the conversion preceded the interest payment date all accrued interest was reversed in the 1999 statement of operations, which included $100,000 of interest expense recognized in the year ended 1998. This amount was recognized as a reduction to interest expense in fiscal year 1999.

7. CAPITAL LEASES:

     The Company's lease obligations under capital leases having an initial or remaining term of more than one year, are as follows:

                                                                CAPITAL
                                                                LEASES
                                                                -------
Fiscal year ending December 31:
2000........................................................    $4,182
                                                                ------
  Total minimum lease payments..............................     4,182
Less amount representing interest...........................      (798)
                                                                ------
  Present value of net minimum lease payments...............    $3,384
                                                                ======


8. PREFERRED AND COMMON STOCK:


     The Company is authorized to issue two hundred seventy five million shares of $0.01 par value common stock and twenty-five million shares of $0.01 par value preferred stock. Twenty million shares of preferred stock are designated as Series A Preferred. The remaining five million shares of preferred stock has not yet been designated.

     On December 14, 1997, the shareholders of the Company approved and adopted a plan of recapitalization. Under this plan, all shareholders who paid $0.2344 or more per share of common stock were permitted to exchange two shares of common stock for one share of Series A Preferred. The exchange was terminated on February 15, 1999. At December 31, 1998 and 1999, 10,797,510 and 11,370,436
shares of common stock were exchanged for Series A Preferred, respectively. Amounts were reclassified from common stock to preferred stock on the specific identification method.

  Series A Preferred Shares


     The Company is authorized to issue 25 million shares of Series A Preferred stock. On December 31, 1998 and 1999, 5,398,755 and 15,737,649 shares of Series A Preferred were issued and outstanding. A shareholder rights agreement exists between the Company and Ericsson, the holder of 10,052,431 shares of Series A Preferred stock at December 31, 1999, which was signed on February 4, 1999. The shareholder rights agreement provides the holder of these shares with a put right which requires the Company to redeem the shares at the issuance price of $1.30 per share. As a result, the shares subject to the put option have not been classified within shareholders equity in the accompanying consolidated balance sheet with the other Series A Preferred shares which are not subject to the shareholder rights agreement.

                                     OZ.COM

     The Company may be obligated to purchase the shares of any stock owned by Ericsson pursuant to a shareholder rights agreement between the Company, Ericsson, Skuli Mogensen, Guojon Mar Guojonsson and OZ Holdings LLC that the Company entered into in connection with Ericsson's purchase of shares of Series A Preferred stock in 1999. Under this agreement, Ericsson has the right until an initial public offering of the Company's securities and following certain trigger events for a period of 120 days after such trigger event to require the Company, to the extent permitted by law, to purchase any or all shares of Series A Preferred stock or Common Stock owned by Ericsson at the original purchase price paid by Ericsson for those shares. The trigger events are the discovery by Ericsson of any breach or nonfulfillment by the Company of any covenant in the agreement pursuant to which Ericsson acquired shares of Series A Preferred stock or the breach or nonfulfillment by the Company or another party to the shareholder rights agreement (other than Ericsson) of any covenant or agreement in the shareholder rights agreement; provided, however, that the breach or nonfulfillment must continue for 30 days after written notice and result in a material adverse effect on the Company's assets, condition, affairs, or prospects, financially or otherwise.



     The remaining shares not held by Ericsson are not subject to the obligation to repurchase pursuant to the shareholder rights agreement and are classified within shareholders' equity.


     In the event of liquidation, dissolution, winding up or merger of the Company, either voluntary or involuntary, the holders of the Series A Preferred shares retain liquidation preference over the common shareholders equal to $1.00 per share, as adjusted for stock splits, stock dividends and other recapitalizations. If there are sufficient proceeds to pay the holders of the Series A Preferred stock their liquidation preference in full, then the holders of common stock are entitled to be paid an amount equal to $0.50 per share (as adjusted). Thereafter, holders of preferred and common stock share equally in any remaining assets.

     Holders of the Series A Preferred shares are entitled to vote on the basis of the number of shares of common stock into which the preferred stock could be converted on the record date for the vote.

     The Series A Preferred shares are convertible at any time into common stock at a ratio of one to two. All preferred shares will be converted into shares of common stock upon the closing of the sale of shares pursuant to a registration statement under the Securities Act of 1933 at an offering price of not less than $0.50 per share (adjusted to reflect any stock splits, recapitalizations, or combinations), and $5 million in the aggregate.

9. EARNINGS PER SHARE:

     The components of basic and diluted loss per share are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1997           1998           1999
                                              -----------    -----------    -----------
Net loss....................................  $(4,852,943)   $(1,811,387)   $(2,242,815)
                                              ===========    ===========    ===========
Weighted average outstanding shares of
  common stock..............................   69,352,284     63,306,314     66,228,956
Loss per share:
  Basic.....................................  $     (0.07)   $     (0.03)   $     (0.03)
                                              ===========    ===========    ===========
  Diluted...................................  $     (0.07)   $     (0.03)   $     (0.03)
                                              ===========    ===========    ===========

     Diluted net loss per share does not differ from basic net loss per share since potential common shares from the conversion of preferred stock, stock options, convertible bonds and warrants are antidilutive for all periods presented and are, therefore, excluded from the calculation.

                                     OZ.COM

10. EMPLOYEE STOCK OPTION PLANS:

  1995 Stock Option Plan

     In December 1995, the Company adopted the 1995 Stock Option Plan (the 1995
Plan), under which the Company has now reserved up to 13,000,000 shares of common stock for issuance to certain employees, directors and consultants. The Company has the ability to grant both incentive and supplemental stock options. Incentive stock options are issuable at an exercise price at least equal to the fair value of the Company's shares of common stock at the date of grant. Supplemental stock options may be issued at prices as low as 85% of fair market value. Compensation expense is recorded for options granted at prices below fair market value on the date of grant. Both incentive and supplemental stock options have a maximum term of ten years.

     In December 1997, all outstanding options were cancelled and re-issued with a grant price of $0.10 in connection with the recapitalization of the Company as described in Note 8. The grant price of $0.10 reflected the fair market value of the Company's common stock following the recapitalization. At December 31, 1999, the Company had 4,064,250 authorized shares to be granted under the 1995 Plan.

  1998 Incentive Stock Option Plan

     In May 1998, the Company adopted the 1998 Incentive Stock Plan (the 1998
Plan), under which the Company has reserved up to 2,000,000 shares of common stock. The 1998 Plan provides for grants to directors, executive officers and selected employees and consultants ("Participants"). Under this plan the Company may grant stock to Participants for which the Participant is not obligated to pay additional consideration ("Stock Award") and may grant Participants the right to purchase a specified number of shares of common stock pursuant to a written agreement issued under the 1998 Plan ("Stock Purchase Offer"). Shares of common stock that Participants may receive as a Stock Award or under a Stock Purchase Offer may include restrictions on transfer, repurchase rights, rights of first refusal and forfeiture provisions. At December 31, 1999, there were 842,076 shares remaining which were available for future grants under the 1998 Plan.

     A summary of options outstanding and activity under the 1995 and 1998 stock option plans is as follows:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                  NUMBER OF      PRICE PER      EXERCISE
                                                    SHARES         SHARE         PRICE
                                                  ----------    ------------    --------
Outstanding at January 1, 1997..................   3,200,000    $0.24 - 0.65     $0.40
Options granted.................................   2,800,000     0.10 - 0.65      0.60
Options forfeited...............................  (1,140,000)    0.24 - 0.65      0.40
Options cancelled...............................  (4,860,000)    0.24 - 0.65      0.49
Options reissued................................   4,860,000            0.10      0.10
                                                  ----------    ------------     -----
Outstanding at December 31, 1997................   4,860,000            0.10      0.10
Options granted.................................   4,219,110            0.10      0.10
Options exercised...............................  (1,080,110)           0.10      0.10
                                                  ----------    ------------     -----
Outstanding at December 31, 1998................   7,799,000            0.10      0.10
Options granted.................................   2,736,000     0.10 - 1.20      0.93
Options exercised...............................  (1,636,298)    0.10 - 1.18      0.22
Options forfeited...............................  (1,721,436)    0.10 - 1.20      0.35
                                                  ----------    ------------     -----
Outstanding at December 31, 1999................   7,377,266     0.10 - 1.20      0.33
                                                  ==========    ============     =====

                                     OZ.COM

     Information regarding the stock options outstanding at December 31, 1999 is summarized below:

                                                     OPTIONS OUTSTANDING        OPTIONS
                                                    ----------------------    EXERCISABLE
                                                                 REMAINING    -----------
EXERCISE PRICE                                       SHARES        LIFE         SHARES
--------------                                      ---------    ---------    -----------
$0.10.............................................  5,793,266    6.4 years     3,707,260
$1.175............................................  1,354,000    9.9 years       378,500
$1.20.............................................    230,000    9.4 years        57,500
                                                    ---------                  ---------
                                                    7,377,266                  4,143,260
                                                    =========                  =========

     The Company recorded deferred compensation of $110,333 and $350,470 for options granted at less than fair value during 1997 and 1999, respectively. This deferred compensation, net of cancellations, is being amortized ratably over the vesting period of the related options.

     The following information concerning OZ.COM's stock option plans is provided in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). OZ.COM accounts for the Plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

     The fair value of each grant option has been estimated on the date of grant using the minimum value method. Weighted average assumptions used in determining the fair value of grants in 1997, 1998 and 1999, include a risk-free interest rate of 6.17%, 4.81% and 5.9%, respectively, and an expected life of five and a half years. Volatility and dividend yields are not factors in OZ.COM's minimum value calculation.

     As a result of the above assumptions, the weighted average fair value of options granted in 1997, 1998 and 1999, was $0.17, $0.02 and $0.93 per share, respectively.

     The pro forma net loss for the Company, for the years ended December 31, 1997, 1998 and 1999, following the provisions of SFAS 123, is $4,921,879, $1,868,448, and $2,776,516, respectively. The pro forma net loss per share for the Company for the years ended December 31, 1997, 1998, and 1999, following the provisions of SFAS 123, is $0.07, $0.03 and $0.04, respectively.

11. WARRANTS TO PURCHASE COMMON STOCK:

     In December 1996, the Company issued warrants to purchase up to a total of 308,000 shares of common stock at an exercise price of $0.55 per share to three individuals in consideration for professional services performed in connection with a private equity offering by the Company. The warrants vested immediately and were exercisable until September 30, 1997. The fair value of these warrants has been charged to common stock as issuance costs. The warrants were not exercised by the expiration date. In April 1998 these warrants were extended and are exercisable until a sale of the Company's shares of common stock pursuant to an effective registration statement under the Securities Act or a consolidation or merger of the Company into another corporation. As of December 31, 1999, all of these warrants remain unexercised and outstanding.

     Also in December 1996, the Company issued warrants to purchase up to 40,000 shares of common stock at an exercise price of $0.25 per share to a third party in exchange for the transfer of an Internet domain to the Company. The warrants are fully vested and are exercisable until the earlier of October 31, 2001 or immediately prior to the completion of any consolidation or merger of the Company. The fair value of these warrants has been charged to general and administrative expenses during the year ended December 31, 1996. As of December 31, 1999, all of these warrants remain unexercised and outstanding.

     In January 1997, the Company issued a warrant to purchase up to 80,000 shares of common stock at an exercise price of $0.25 per share to a former employee for services rendered during his employment. The warrant is fully vested and is exercisable until the earlier of February 1, 2002 or immediately prior to the

                                     OZ.COM
completion of any consolidation or merger of the Company. As of December 31, 1999, all of these warrants remain unexercised and outstanding. The fair value of this warrant has been charged to compensation expenses during the year ended December 31, 1997.

12. NOTES RECEIVABLE FROM SHAREHOLDERS:

  Notes receivable issued to founders

     In July 1998, the Company advanced $150,000 in total to the two founders of the Company. The notes receivable have a maturity date of April 27, 2000 and a stated interest rate of 8% compounded annually. Principal and interest are due upon maturity of the notes. Accrued interest on the notes receivable is $6,000 and $18,480 at December 31, 1998 and 1999, respectively. These notes are classified as other current assets in the consolidated financial statements in 1999.

  Notes receivable issued for common stock

     Under certain written agreements issued under the 1998 Incentive Stock Plan, the Company may issue shares of common stock to employees upon the receipt of a note receivable from the employee. The note receivable is secured by the shares of common stock, does not have a maturity date and is interest free. Upon termination any amount unpaid is settled through receipt of the original shares issued.

     During 1998 and 1999, the Company issued 746,000 and 120,000 shares of common stock in exchange for notes receivable in the amount of $74,600 and $141,000, respectively. During 1999, the Company received payments of $15,400 in exchange for 154,000 shares of common stock. At December 31, 1998 and 1999, notes receivable in the amount of $74,600 and $200,200 were outstanding for 746,000 and 712,000 shares of common stock, respectively.

13. INCOME TAXES:

     The components of deferred taxes at December 31, 1999 are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Non-current deferred tax assets:
Net operating loss carryforwards..........................  $ 3,576,727    $ 4,377,138
Other.....................................................      144,099        144,111
                                                            -----------    -----------
     Total deferred tax asset.............................    3,720,826      4,521,249
Valuation allowance.......................................   (3,720,826)    (4,521,249)
                                                            -----------    -----------
                                                            $         0    $         0
                                                            ===========    ===========

     Due to the uncertain nature of the ultimate realization of the above deferred tax asset, the Company has recorded a valuation allowance against deferred tax assets.

     At December 31, 1999 the Company has net operating loss carryforwards of approximately $11,800,000, $5,600,000 and $100,000 for federal, state and Icelandic income tax purposes, respectively. These carryforwards will expire from year 2001 through 2013.

14. EMPLOYEE BENEFIT PLAN:

     In July 1997, the Company established a 401(k) defined contribution benefit plan covering all eligible employees. Company contributions to the plan may be made at the discretion of the Company. As of December 31, 1999 the Company has not made any contributions to the plan since its inception.

                                     OZ.COM

15. SEGMENTS:

     The Company operates in a single industry segment -- the design and development of computer software and services. Substantially all revenues result from the development of various solutions for clients' needs based upon agreed upon contracts.

     Revenues attributable to geographic regions are based upon the origination of the sales. Geographic information for the Company is as follows:

                                      REVENUES                     LONG LIVED ASSETS
                        ------------------------------------    ------------------------
                          1997         1998          1999          1998          1999
                        --------    ----------    ----------    ----------    ----------
United States.........  $858,500    $4,020,760    $4,468,827    $  137,380    $   44,118
Iceland...............    67,825        99,055       705,571     1,388,268     2,035,413
                        --------    ----------    ----------    ----------    ----------
                        $926,325    $4,119,815    $5,174,398    $1,525,648    $2,079,531
                        ========    ==========    ==========    ==========    ==========

     During the years ended 1997, 1998 and 1999, total revenues derived from one customer were $798,500 (86%), $3,577,348 (87%), and $4,565,693 (88%), respectively. See Note 2 which discusses the nature of the relationship with this customer.

16. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into various noncancellable operating leases for office space. Future minimum lease payments under operating leases as of December 31, 1999 are as follows:

2000........................................................    $  206,974
2001........................................................       276,204
2002........................................................       276,204
2003........................................................       220,704
2004........................................................        45,170
                                                                ----------
     Total minimum lease payments...........................    $1,025,256
                                                                ==========

17. SUBSEQUENT EVENT:

     On May 3, 2000 the shareholders of the Company approved the following changes in the capital structure of the Company, 1.) an increase in the number of authorized shares of common stock from 75 million to 275 million; 2.) a 2 for 1 stock split of the Company's common stock; and 3.) the establishment of a par value for common stock and preferred stock of $0.01 per share. The accompanying consolidated financial statements give effect to these events as if they had occurred on December 31, 1996.

                                     OZ.COM

                          CONSOLIDATED BALANCE SHEETS


                                                              DECEMBER 31,     MARCH 31,
                                                                  1999            2000
                                                              ------------    ------------
                                                                              (UNAUDITED)
ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 13,603,592    $ 12,622,995
  Trade accounts receivable.................................        22,456           4,029
  Trade accounts receivable from shareholder................     1,391,816       1,701,690
  Prepaid expenses and other current assets.................       406,232         317,159
                                                              ------------    ------------
          Total current assets..............................    15,424,096      14,645,873
Property and equipment, net.................................     2,079,531       2,353,064
Other assets................................................       130,510         176,073
                                                              ------------    ------------
          Total assets......................................  $ 17,634,137    $ 17,175,010
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable....................................  $    188,305    $    486,010
  Accrued liabilities.......................................       505,133         870,767
  Current portion of deferred revenue.......................       171,920         171,920
  Current portion of notes payable..........................        24,069          23,989
  Current portion of capital lease obligations..............         3,384              --
                                                              ------------    ------------
          Total current liabilities.........................       892,811       1,552,686
Notes payable...............................................       505,445         500,765
Deferred revenue............................................       171,920         128,940
                                                              ------------    ------------
          Total liabilities.................................     1,570,176       2,182,391
                                                              ------------    ------------

Redeemable preferred stock, $0.01 par value:
  10,052,431 shares issued and outstanding (liquidation
     value $10,052,431).....................................    13,068,160      13,068,160

Commitments and contingencies

Shareholders' equity (deficit):
  Preferred stock, $0.01 par value:
     5,685,218 and 5,521,833 shares issued and outstanding,
     respectively, (liquidation value $5,521,833)...........     5,384,976       5,172,575
  Common stock, $0.01 par value:
     275,000,000 shares authorized:
     68,359,078 and 70,118,848 shares issued and
     outstanding, respectively..............................       683,591         701,188
  Additional paid in capital................................     9,880,238      10,412,342
Notes receivable from shareholders..........................      (200,200)       (375,800)
Deferred compensation.......................................      (376,668)       (346,372)
Accumulated deficit including other comprehensive income of
  $56,886 and $87,808, respectively.........................   (12,376,136)    (13,639,474)
                                                              ------------    ------------
          Total shareholders' equity........................    16,063,961      14,992,619
                                                              ------------    ------------
          Total liabilities and shareholders' equity........  $ 17,634,137    $ 17,175,010
                                                              ============    ============


   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
REVENUE.....................................................  $  906,028     $ 1,745,902
                                                              ----------     -----------
OPERATING EXPENSES
  Cost of sales.............................................     746,148         973,367
  Sales and marketing.......................................     261,151         646,157
  General and administrative................................     703,228       1,197,543
  Research and development..................................      79,597         231,859
                                                              ----------     -----------
          Total operating expenses..........................   1,790,124       3,048,926
                                                              ----------     -----------
          Operating loss....................................    (884,096)     (1,303,024)
                                                              ----------     -----------
Interest income.............................................       3,614         113,855
Interest expense............................................     (19,382)        (16,041)
Other income (expense), net.................................     (36,376)        (89,050)
                                                              ----------     -----------
          Loss before provision for income taxes............    (936,240)     (1,294,260)
Income taxes................................................           0               0
                                                              ----------     -----------
          Net loss..........................................  $ (936,240)    $(1,294,260)
                                                              ==========     ===========
Loss per share:
  Basic.....................................................  $    (0.01)    $     (0.02)
                                                              ==========     ===========
  Diluted...................................................  $    (0.01)    $     (0.02)
                                                              ==========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FOR THE THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net loss..................................................  $ (936,240)    $(1,294,260)
  Adjustments to reconcile net loss to net cash provided
     (used) in operating activities:
     Depreciation...........................................      58,728         127,703
     Amortization of deferred compensation..................      12,750          30,296

  Changes in operating assets and liabilities:
     (Increase) decrease in trade accounts receivable.......     350,817        (291,447)
     (Increase) decrease in prepaid expenses and other
      assets................................................     (22,311)         43,510
     Increase (decrease) in trade accounts payable..........    (105,853)        297,705
     Increase (decrease) in accrued liabilities.............       9,505         365,634
     Increase (decrease) in deferred revenue................     472,780         (42,980)
                                                              ----------     -----------
     Net cash used in operating activities..................    (159,824)       (763,839)
                                                              ----------     -----------

Cash flows from investing activities:
  Purchase of property and equipment........................    (197,734)       (401,326)
                                                              ----------     -----------
     Net cash used in investing activities..................    (197,734)       (401,326)
                                                              ----------     -----------

Cash flows from financing activities:
  Repayment of bank overdraft...............................    (351,219)             --
  Issuance of common stock..................................   1,800,000              --
  Exercise of employee stock options........................     116,600         161,700
  Payments on notes payable.................................     (23,109)         (4,760)
  Payment of capital lease obligation.......................      (3,805)         (3,384)
                                                              ----------     -----------
  Net cash provided by financing activities.................   1,538,467         153,556
                                                              ----------     -----------
Effect of currency exchange rates on cash...................      77,831          30,922
                                                              ----------     -----------
  Net increase (decrease) in cash...........................   1,258,740        (980,687)
Cash and cash equivalents at beginning of period............     368,275      13,603,592
                                                              ----------     -----------
Cash and cash equivalents at end of period..................  $1,627,015     $12,622,905
                                                              ==========     ===========

Supplemental cash flow information:
  Cash paid for interest....................................  $   15,703     $     6,163
                                                              ==========     ===========

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of bonds to common stock.......................  $  900,000     $        --
                                                              ==========     ===========
  Conversion of common stock to preferred stock.............  $  686,212     $        --
                                                              ==========     ===========
  Conversion of preferred stock to common stock.............  $       --     $   212,401
                                                              ==========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                 FOR THE THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Net loss....................................................   $(936,240)    $(1,294,260)
Other comprehensive income:
  Foreign currency translation adjustment...................      77,831          30,922
                                                               ---------     -----------
Comprehensive loss..........................................   $(858,409)    $(1,263,338)
                                                               =========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. INTERIM FINANCIAL STATEMENTS:

     The accompanying financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. Accordingly, these interim financial statements and notes should be read in connection with the Company's Registration Statement on Form 10-SB for the year ended December 31, 1999. The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for other interim periods or for the full fiscal year. In the opinion of management, the information contained herein reflects all adjustments necessary for a fair statement of the interim results of operations.

     The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

     The accompanying consolidated financial statements include accounts of the Company and its subsidiaries.

 2. LOSS PER SHARE:

     Basic loss per share is computed based upon the weighted average number of common shares outstanding. Diluted loss per share is computed based upon the weighted average number of common shares outstanding and any potentially dilutive securities. Potentially dilutive securities are not included in the diluted earnings per share calculations if their inclusion would be anti-dilutive to the basic loss per share calculations. Potentially dilutive securities not included in the diluted loss per share calculation and outstanding during the three months ended March 31, 1999, included preferred shares, convertible bonds, stock options, and stock warrants. Potentially dilutive securities not include in the diluted loss per share calculation and outstanding during the three months ended March 31, 2000, included preferred shares, stock options, and stock warrants.

     The components of basic and diluted loss per share are as follows:

                                                            THREE MONTHS ENDED MARCH 31,
                                                            ----------------------------
                                                                1999            2000
                                                            ------------    ------------
Net loss..................................................  $  (936,240)    $(1,294,260)
                                                            ===========     ===========
Weighted average outstanding shares of Common Stock.......   62,535,918      68,861,956
Loss per share:
  Basic...................................................  $     (0.01)    $     (0.02)
                                                            ===========     ===========
  Diluted.................................................  $     (0.01)    $     (0.02)
                                                            ===========     ===========

 3. CONVERTIBLE BONDS:

     During the three months ended March 31, 1999, holders of $900,000 of convertible bonds exercised their option to convert their bonds into the Company's Common Stock. In connection with the conversion the Company issued 1,384,616 shares of Common Stock. As the conversion of the bonds into Common Stock occurred prior to the interest payment date, accrued interest expense at December 31, 1998 in the amount of $36,000 was recognized as a reduction of interest expense during the three months ended March 31, 1999, as the interest is no longer payable as a result of the conversion of the bonds.

 4. CONVERSION OF SERIES A PREFERRED STOCK INTO COMMON STOCK:

     During the three months ended March 31, 2000, holders of 163,385 shares of Series A Preferred stock elected to convert their shares into shares of Common Stock. In accordance with the terms of conversion, the shares of Preferred stock were converted into 326,770 shares of Common Stock.

                                    PART III

ITEM 1. INDEX TO EXHIBITS


EXHIBIT
NUMBER
-------
 * 3.1     Amended and Restated Articles of Incorporation
 * 3.2     Certificate of Amendment
 * 3.3     Bylaws
 *10.1     1995 Stock Option Plan
 *10.2     1998 Incentive Stock Option Plan
 *10.3     2000 Employee Stock Purchase Plan
 *10.4     Employment Agreement between the Company and Skuli Mogensen
 *10.5     Employment Agreement between the Company and Guojon Mar
           Guojonsson
  10.6     Employment Agreement between the Company and Robert Quinn
 *10.7     Employment Agreement between the Company and Skuli Valberg
           Olafsson
 *10.8     Form of Indemnification Agreement
 *10.9     General Co-operation and Development Agreement with Ericsson
           Telecom AB
 *10.10    Specific Co-operation and Development Agreement with
           Ericsson Telecom AB for Communities and Link
 *10.11    VAR Agreement with Ericsson Telecom AB
  10.12    Shareholder Rights Agreement
  21.1     List of Subsidiaries


---------------

*  Previously Filed


ITEM 2. DESCRIPTION OF EXHIBITS

     The following documents are filed as part of this report:


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 * 3.1     Amended and Restated Articles of Incorporation
 * 3.2     Certificate of Amendment
 * 3.3     Bylaws
 *10.1     1995 Stock Option Plan
 *10.2     1998 Incentive Stock Option Plan
 *10.3     2000 Employee Stock Purchase Plan
 *10.4     Employment Agreement between the Company and Skuli Mogensen
 *10.5     Employment Agreement between the Company and Guojon Mar
           Guojonsson
  10.6     Employment Agreement between the Company and Robert Quinn
 *10.7     Employment Agreement between the Company and Skuli Valberg
           Olafsson
 *10.8     Form of Indemnification Agreement
 *10.9     General Co-operation and Development Agreement with Ericsson
           Telecom AB
 *10.10    Specific Co-operation and Development Agreement with
           Ericsson Telecom AB for Communities and Link
 *10.11    VAR Agreement with Ericsson Telecom AB
  10.12    Shareholder Rights Agreement
  21.1     List of Subsidiaries


---------------

*  Previously Filed

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OZ.COM
                                          a California Corporation


Date: July 21, 2000

                                          By:      /s/ ROBERT G. QUINN
                                            ------------------------------------
                                                      Robert G. Quinn
                                                  Chief Financial Officer

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
*  3.1     Amended and Restated Articles of Incorporation
*  3.2     Certificate of Amendment
*  3.3     Bylaws
* 10.1     1995 Stock Option Plan
* 10.2     1998 Incentive Stock Option Plan
* 10.3     2000 Employee Stock Purchase Plan
* 10.4     Employment Agreement between the Company and Skuli Mogensen
* 10.5     Employment Agreement between the Company and Guojon Mar
           Guojonsson
  10.6     Employment Agreement between the Company and Robert Quinn
* 10.7     Employment Agreement between the Company and Skuli Valberg
           Olafsson
* 10.8     Form of Indemnification Agreement
* 10.9     General Co-operation and Development Agreement with Ericsson
           Telecom AB
* 10.10    Specific Co-operation and Development Agreement with
           Ericsson Telecom AB for Communities and Link
* 10.11    VAR Agreement with Ericsson Telecom AB
  10.12    Shareholder Rights Agreement
  21.1     List of Subsidiaries


---------------

*  Previously Filed